Filed Pursuant to Rule 424(b)(5)
Registration No. 333-178247

PROSPECTUS SUPPLEMENT

(to Prospectus dated December 9, 2011)

12,000,000 Shares

OCZ Technology Group, Inc.

Common Stock

We are offering 12,000,000 shares of our common stock. Our common stock is listed on the NASDAQ Capital Market under the symbol “OCZ.” On February 7, 2012, the last reported sale price of our common stock on the NASDAQ Capital Market was $9.41 per share.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page S-10 of this prospectus supplement and in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to OCZ
Per Share	$9.00	$0.54	$8.46
Total	$108,000,000	$6,480,000	$101,520,000

Delivery of the shares of common stock is expected to be made on or about February 13, 2012.

We have granted the underwriters an option for a period of 30 days to purchase an aggregate of up to an additional 1,800,000 shares of our common stock solely to cover overallotments. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable will be $7,452,000, and the total proceeds to us, before expenses, will be $116,748,000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse	Stifel Nicolaus Weisel

Co-Managers

Piper Jaffray	Needham & Company

The date of this prospectus supplement is February 7, 2012.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, and in any free writing prospectus that we have authorized for use in connection with this offering, is accurate only as of the date of those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, and any free writing prospectus that we have authorized for use in connection with this offering, in their entirety before making an investment decision. You should also read and consider the information in the documents to which we have referred you in the sections of this prospectus supplement entitled “Where You Can Find More Information” and “Information Incorporated by Reference.”

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus dated December 9, 2011, including the documents incorporated by reference therein, provides more general information. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or in any document incorporated by reference that was filed with the Securities and Exchange Commission, or SEC, before the date of this prospectus supplement, on the other hand, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus supplement is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

Unless we have indicated otherwise or the context otherwise requires, all references in this prospectus supplement and the accompanying prospectus to “OCZ,” “OCZ Technology Group,” “the Company,” “we,” “us” and “our” or similar terms refer to OCZ Technology Group, Inc. and its subsidiaries on a consolidated basis.

S-ii

INDUSTRY AND MARKET DATA

Industry and market data used throughout this prospectus were obtained through company research, surveys and studies conducted by third parties, and industry and general publications. We have not independently verified any of the data from third party sources nor have we ascertained any underlying economic assumptions relied upon therein. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information about us, this offering and selected information contained elsewhere in or incorporated by reference into this prospectus supplement. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our common stock. For a more complete understanding of our company and this offering, we encourage you to read and consider carefully the more detailed information in this prospectus supplement and the accompanying prospectus, including the financial statements and other information incorporated by reference in this prospectus supplement and the accompanying prospectus, and the information included in any free writing prospectus that we have authorized for use in connection with this offering, including the information referred to under the heading “Risk Factors” in this prospectus supplement.

OCZ Technology Group, Inc.

Our Company

We are a leader in the design, manufacture and distribution of high-performance solid state drives, or SSDs. We operate in one business segment and focus primarily on three markets: High-Performance and Server, Enterprise and Consumer.

•	High Performance and Server—Includes servers, workstations and high-performance computing devices, or HPC, primarily used in specialized environments including CAD/CAM, technology and aviation.

•	Enterprise—Includes data centers, cloud computing, enterprise computing devices and storage area networks.

•	Consumer—Includes a broad array of consumer devices including PCs, laptops, tablets, gaming devices and mobile handsets.

OCZ provides high-performance SSDs to each of our key markets at competitive prices. We sell our SSDs and components directly to enterprise customers and original equipment manufacturers, or OEMs, through our direct sales force, and to other end customers through a channel of systems integrators, information technology, or IT, integrators and fulfillment and retail distributors, including many online retailers that are focused on technology.

As the growth in the market for SSDs began to accelerate over the last several years, we have evolved to serve this emerging market as our primary focus. We believe that our strong foundation in memory technology provided a solid research and development platform and natural transition to develop our SSD capabilities given the technological similarities between these product categories. We believe the Company has enhanced its SSD capabilities through four acquisitions: (i) intellectual property rights from Solid Data Inc., a provider of solid-state storage systems and solutions, (ii) Indilinx Co., Ltd., a leading fabless provider of flash controller silicon and software for SSDs, (iii) the U.K. design team of PLX Technology, a developer of system-on-chip solutions, and (iv) Sanrad Inc., a privately-held provider of flash caching and virtualization software and hardware. The acquisitions of Indilinx and the U.K design team, both completed in 2011, have enhanced our capabilities in firmware and controller technology, as well as development and commercialization of fully-integrated SSD products. The acquisition of Sanrad, announced in January 2012, provides technology that we believe will allow us to increase datacenter performance and efficiency by putting more virtual machines, or VMs, on a server without slowing down the VM’s ability to access stored data.

We believe the Company is well-positioned for growth as we continue to expand and enhance our PCIe offerings to the enterprise market. PCIe interface and form factor SSDs have enjoyed significant growth recently, as the high-performance demands of cloud computing and next generation applications extend throughout the enterprise. With our recently launched MLC-based PCIe Solid State Storage System, we offer one of the most diverse PCIe-offerings in the industry. MLC, or multi-level cell, is a memory element capable of using multiple levels of a cell to store information, as opposed to SLC, or single-level cell memory. We believe the acquisition of Sanrad’s caching and virtualization technology will strengthen our PCIe offerings in the enterprise market.

Our enhanced focus on the enterprise market, as well as an increasing number of products based on our controller and firmware technology has enabled us to enhance our financial profile and has resulted in strong revenue growth and higher margins. Gross margin for our recently announced fiscal quarter ended November 30, 2011 was 22.5% compared to gross margin of 12.7% for our fiscal year ended February 28, 2011.

In addition to our SSD product line, we design, develop, manufacture and distribute other high-performance components for computing devices and systems, including AC/DC switching power supplies.

Sales to our ten largest customers during the nine months ended November 30, 2011 accounted for approximately 42% of our net revenue. No individual customer was responsible for 10% of our net revenue during that period.

Our Product Groups

We operate in two product lines, consisting of SSDs and Power Supplies. For the nine months ended November 30, 2011, our revenue attributed to SSD sales was $235.6 million, which accounted for 92% of our total revenue in this period.

Solid State Drives (SSD)

Our SSD products are primarily used in PCs, servers, data storage systems and industrial equipment that require increased speed, efficient power consumption and increased reliability.

•

MLC-Based SSD Drives—Our MLC-based drives are primarily used in consumer, mobile computing, PCs, HPC and server applications, and support a variety of interfaces such as SATA II, SATA III, PCIe, SAS, mSATA and our proprietary High Speed Data Link, or HSDL. These drives feature low power consumption, read/write speeds up to 1.3GB/s and up to 2TB of storage density.

•

SLC-Based SSD Drives—Our SLC-based drives are primarily used in enterprise, HPC, servers, workstations, storage area networks, data centers and cloud computing applications, and support a variety of interfaces such as SATA II, SATA III, PCIe, and SAS. These drives feature low power consumption, read/write speeds up to 1.3GB/s, lower latency, enhanced endurance/reliability and up to 1.2TB of storage density.

•

USB Drives and Portable SSDs—Our USB and portable SSD drives support USB 2.0 and USB 3.0 which are primarily used for mobile computing and PCs. These drives feature 260 MB per second read/write and up to 128GB in density. Additionally, we recently demonstrated a prototype of “Lightfoot,” an external Intel Thunderbolt SSD that we believe will become the fastest interface in the new generation of high-performance portable storage.

Our SSD products can be integrated with storage systems and servers through various standard interfaces such as PCIe, SATA, and SAS as well as through our proprietary HSDL interface designed uniquely for enterprise customers. Given the ubiquity of the HDD interfaces in the storage industry, these SSDs provide scalability, flexibility, and ease of integration into existing storage. We support all of the most popular, fastest-growing interfaces:

•

PCIe—We offer PCIe interface for the Enterprise and High Performance and Server markets as PCIe has the least amount of latency, while maintaining high bandwidth, and maximum performance between the host and the solid state memory. Our PCIe drives can offer up to 500,000 IOPS for 4KB Random Write.

•	SATA—We offer SATA interface across all of our markets as SATA provides the optimum level of performance and reliability. Our SATA drives can offer up to 80,000 IOPS for 4KB Random Write.

•

SAS—We offer SAS interface primarily for the Enterprise and High Performance and Server markets as SAS is one of the fastest growing interfaces in the SSD market. Our SAS drives can offer up to 70,000 mixed read/write IOPS for 4KB Random Write.

•

HSDL—We offer a proprietary high-speed data link, or HSDL, interface for the Enterprise market as HSDL is capable of running up to 20Gbps of data bandwidth per channel, surpassing the speed of existing storage interfaces. Our HSDL drives can offer up to 250,000 IOPS for 4KB Random Write.

Power Supplies

We manufacture power supplies that are designed to power PCs and industrial devices while maintaining interoperability with other system components, adhering to industry standards and increasing output efficiency through superior design. Our power supplies are designed to operate at higher temperatures and under more demanding internal conditions with stricter load regulation than is required under normal circumstances. Power supplies are sold under both the OCZ and PC Power & Cooling brands, and are able to address a wide range of computing applications.

Industry Background

The worldwide market for SSDs is in very early stages of development, yet continues to grow rapidly and is increasingly accepted as a mainstream storage device across broad market segments. The need for data storage has continued to grow rapidly in recent years due to the growth in volume of data produced and shared, as well as the increase in computing, networking and cloud architectures. Emergent technologies such as virtualization have placed new demands on storage infrastructure and necessitated a re-architecture of storage solutions. Furthermore, enterprises are increasingly dependent on the collection, analysis and reporting of data, which has driven the need for higher performing and more reliable data storage devices. Finally, the rapid growth in the number of devices that utilize data across both Enterprise and Consumer markets has also increased the need for faster access to information.

SSDs have rapidly gained market acceptance across High-Performance and Server, Enterprise and Consumer markets in a brief period of time; these markets had been dominated by traditional mechanical hard disk drives, or HDDs. As the benefit of deploying SSDs increase and outweigh the lower up-front cost benefits of HDDs, many segments of the market have rapidly shifted to adopt SSD technology. Historically, cost effectiveness on a per-gigabyte basis limited the adoption of SSDs across all market segments. SSD manufacturers have increasingly incorporated the use of MLC and eMLC NAND flash memory, which has allowed manufacturers to lower their total bill of materials, thereby enabling SSDs to be priced competitively with HDDs. As the price per gigabyte of SSDs continues to decline and relative performance continues to improve, SSD adoption is expected to accelerate. According to IDC, the market for SSDs grew from $2.4 billion in 2010 to $5.0 billion in 2011 and is expected to grow to $11.7 billion in 2015, a compound annual growth rate of 37%. The market for SSDs could further accelerate due to the HDD shortage caused by manufacturing disruptions due to the Thailand flooding.

Technological advancements and evolutionary trends have catalyzed the market adoption of SSDs. The major technological advancements have included:

•

Advancement of MLC technology—MLC or multi-level cell, is a memory element capable of using multiple levels of a cell to store information, as opposed to SLC, or single-level cell memory. The use of multiple levels of a cell increases total usable capacity and decreases latency when accessing stored data.

•

Introduction of sophisticated tiering software—Tiering software has added intelligence to the datacenter and storage stack, allowing applications to automatically recognize and differentiate frequently used data from less frequently used data. Tiering allows for frequently used data to be directed towards SSDs, where rapid access is a principal requirement. This allows users to retrieve data and run applications with the lowest possible latency by leveraging the improved performance of SSDs to manage mission-critical functions.

•

Advancement of controller and firmware design—Advancements in controller and firmware have provided SSDs with many of the advanced features that define HDDs’ value proposition and critical features. These features include drive bootability, error correction and TRIM support. TRIM support is an active optimization used with SSDs where a drive can automatically wipe inactive data, boosting capacity and speed while preserving active data on the drive. Controller and firmware technology allows SSD manufacturers to enhance the performance characteristics of SSD components.

•

Broadened mix of interface technologies—the broadened range of interfaces compatible with SSDs has increased adoption, particularly in the enterprise market. Common interfaces such as PCIe, SATA and SAS are expected to dominate enterprise SSD deployment in the future.

The OCZ Solution

We design, develop, manufacture and distribute a broad range of SSDs for the High-Performance and Server, Enterprise and Consumer markets. We believe our primary competitive advantages arise from our internal research and development expertise and the ability to capitalize on that expertise to develop differentiated solutions for our customers. This has enabled us to incorporate advanced functionality and capabilities and to develop and commercialize products that are optimized for our customers’ requirements quickly and efficiently. Our solutions offer key benefits to our customers including:

•

Broad spectrum of SSD solutions, interfaces and form factors—We have a broad array of SSD products that we market to High-Performance and Server, Enterprise and Consumer markets. Our products are designed to address the storage requirements of customers including servers, workstations, datacenters, cloud computing, data storage, and mobile and consumer devices. Our products are offered in a wide range of form factors and interfaces, including PCIe, SATA and SAS interfaces.

•

Superior performance at lower price points—Our Virtual Controller Architecture, or VCA, and firmware incorporates proprietary technology and design to pool resources to create a “super controller”. This pooling of resources delivers an increase in raw performance beyond standard single-chip solutions and enables additional features not available on other multi-chip solutions. Our VCA is designed to support a broad range of interfaces with minimal software porting.

•

Leading PCIe product portfolio—We have enhanced our PCIe product offerings with our new Z-Drive R4 enterprise SSD, launched in August 2011, that offers 2.8GB/s bandwidth and speeds up to 500K IOPS and is based on MLC NAND Flash technology. We have enhanced our enterprise customer base due to our enhanced PCIe product offering. Our recently-launched products incorporate fully-integrated, proprietary controller technology acquired from Indilinx Co. Ltd. Our Z-Drive R4 is a multi-controller PCIe solution that incorporated our VCA 2.0 firmware technology.

•

Compelling value proposition versus legacy HDDs—Our broad array of SSD products provides performance advantages as compared to HDDs, and our incorporation of MLC-based technology increases our ability to compete on price as well. Performance advantages of SSDs as compared to HDDs include increased reliability, less thermal emissions, up to 90% less power consumption, speeds that are 10x faster and improved durability.

•	Vertically integrated commercialized controller technology—We believe ownership and increasing integration of our own controller technology will enable us to produce all of the elements of performance and feature differentiation outside of the NAND flash development. This includes our controller software which we believe allows us to tailor our SSDs for specific end markets to deliver superior functionality and performance.

•

Leading R&D capabilities—We believe our leading research and development expertise and superior design capabilities enable us to quickly launch new products with short introduction schedules compared to many of our competitors. We have had many disruptive product introductions, including the first bootable PCIe SSD, the first product line with comprehensive interface capabilities, including PCIe, SATA, SAS, and USB, and the industry’s first optical HSDL product which provides high capacity I/O at high speeds.

•

Fully-integrated manufacturing provides visibility—We own, manage and fully integrate all of our manufacturing, allowing us to provide a high degree of visibility to our customers, control the quality of products we deliver and customize products to accommodate specific customer design requirements. In addition, we have an extensive distribution network through channel partners.

•

Improved performance via virtualization—We believe our recent acquisition of Sanrad’s flash caching and virtualization software and hardware will enable us to increase datacenter performance and efficiency. Sanrad’s virtualization software and solutions are VMware, Microsoft, and Citrix certified, which are designed to allow enterprises to realize the benefit of a single unified virtualized environment.

Our Strategy

Our objective is to leverage our research and development expertise, design capabilities and advanced technology and IP to strengthen our leadership in SSDs. The principal elements of our strategy are:

•

Capitalize on our early commercial leadership in SSDs—We have been an early innovator in the SSD market, and today we are among the largest pure-play SSD providers. We have built strong brand recognition through our numerous product awards and have become a recognized leader in the SSD market. We intend to capitalize on this market leadership to further build our brand equity, deliver new products to our customers, increase market share and grow our revenue.

•

Extend R&D leadership and product development—Our heritage is in strong research and development capabilities and we intend to continue to focus on that core capability. We have produced a strong set of leading SSD products that are the result of our strong research and development and design capabilities. We have over 100 patents and patent applications based on our research and development efforts and product development and we intend to further enhance and extend our product line through continued research and development.

•

Build our direct enterprise and OEM customer relationships—We began selling memory and components through retail channels, which remain strong customers for our SSD products. With our industry leading SSD offerings, we have built a robust network of enterprise and OEM relationships, which have adopted our diverse range of SSD products. While we have discontinued our memory business, we intend to strengthen these existing relationships and build additional relationships over time to increase our market share and drive revenue growth.

•

Increase our market share within accelerating SSD market—We believe that we are well positioned to increase our market share by strengthening our capital base and manufacturing capacities to fulfill accelerating demand from our customers. We believe that the current increased HDD prices and supply shortage due to flooding in Thailand may further accelerate HDD to SSD conversion.

•	Diversify enterprise SSD portfolio—We believe we are leading the industry in developing MLC and triple-level cell, or TLC, NAND based SSDs, which helps expand product penetration and maintaining competitiveness. We believe our advances in MLC technology will allow us to win customers who are primarily driven by cost effectiveness whether on a price-per-gigabyte basis or on an absolute cost basis. We intend to continue our advancements in next generation controller designs and firmware to develop high endurance, low cost SSDs specifically for enterprise needs. Lastly, we believe our acquisition of Sanrad will enhance our enterprise offering by providing technology that is designed to help our customers increase datacenter performance and efficiency via caching and the ability to run a single unified virtualization environment.

•

Strengthen our capital base to increase revenue and margin—We intend to strengthen our capital base by increasing our working capital, which we believe will provide the necessary resources to allow us to fulfill anticipated demand for our products. In addition to growing revenue by more efficiently fulfilling orders, increased working capital will provide the flexibility to source flash memory more efficiently by buying in quantity and directly from flash manufacturers at more attractive prices rather than relying on resellers, which we believe will allow us to increase our gross margins.

Corporate Information

We were founded in 2002. Our common stock is listed on the NASDAQ Capital Market under the symbol “OCZ.” We are incorporated in Delaware, and our principal executive offices are located at 6373 San Ignacio Avenue, San Jose, California 95119, and our telephone number is (408) 733-8400. As of January 9, 2012, we had 675 employees. Our website address is www.ocztechnology.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus. OCZ®, the OCZ logo design and other trademarks or service marks of OCZ appearing in this prospectus are the property of OCZ. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of the respective holders.

Recent Developments

On January 9, 2012, we acquired Sanrad Inc. by the issuance of approximately 2.1 million shares of our common stock valued at approximately $16 million. Sanrad is a privately-held provider of flash caching and virtualization software and hardware. It has research and development facilities located in Tel Aviv, Israel, and its technology allows data centers to fully leverage their flash based storage investments, extending the lifespan of the storage infrastructure and maximizing efficiency. This acquisition is expected to help accelerate the customer adoption of our offerings in the PCIe based flash storage systems.

THE OFFERING

Issuer	OCZ Technology Group, Inc.

Common stock offered by us	12,000,000 shares (or 13,800,000 shares if the underwriters’ over-allotment option is exercised in full)

Common stock to be outstanding after this offering	65,757,357 shares (or 67,557,357 shares if the underwriters’ over-allotment option is exercised in full)

Use of Proceeds

We estimate the net proceeds to us from this offering will be approximately $100.6 million ($115.8 million if the underwriters’ over-allotment option is exercised in full). We intend to use the net proceeds to us from this offering for general corporate purposes, including the repayment of outstanding borrowings under our agreement with Silicon Valley Bank. See “Use of Proceeds.”

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary, that primarily represent challenges we face in connection with the successful implementation of our strategy and the growth of our business. We compete in rapidly evolving markets, which make it difficult to predict our future operating results. We have also had a history of losses and negative cash flow from operations. In addition, we expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance. Such factors include the capital spending patterns of our customers, the future adoption of SSDs, competition, our ability to develop new products or enhancements that support technological advances and meet changing customer requirements and our ability to achieve market acceptance of our products.

NASDAQ Capital Market Listing

Our common stock is listed on the NASDAQ Capital Market under the symbol “OCZ.”

Outstanding Common Stock

The number of shares of our common stock to be outstanding immediately after this offering is based on 53,757,357 shares outstanding as of January 9, 2012, which includes an aggregate of 1,775,296 shares issued upon the closing of the Sanrad acquisition on January 9, 2012, and excludes as of that date:

•	6,314,500 shares of our common stock issuable upon the exercise of stock options outstanding with a weighted average exercise price of $5.70 per share;

•	4,048,089 shares of our common stock issuable upon the exercise of warrants outstanding with a weighted average exercise price of $5.03 per share;

•	3,667,834 shares of our common stock available as of that date for future grant or issuance pursuant to our stock plans; and

•	Up to 313,286 shares of our common stock to be issued post-closing in connection with the Sanrad acquisition.

Except as otherwise indicated, all information in the prospectus supplement assumes no exercise by the underwriters of their overallotment option.

SUMMARY FINANCIAL INFORMATION

The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included in our Annual Report on Form 10-K (as amended) for the fiscal year ended February 28, 2011, which is incorporated herein by reference.

The consolidated statements of operations data for the fiscal years ended February 28, 2009, February 28, 2010 and February 28, 2011 have been derived from the audited consolidated financial statements and related notes that are incorporated herein by reference in this prospectus supplement. The consolidated statements of operations data for the nine months ended November 30, 2010 and 2011 and the balance sheet data as of November 30, 2011 have been derived from the unaudited consolidated financial statements and related notes that are incorporated herein by reference in this prospectus supplement. The consolidated financial statements as of and for the nine months ended November 30, 2010 and 2011 are unaudited but include in management’s opinion all adjustments that are necessary for a fair presentation of the information presented. The results of operations for the nine months ended November 30, 2011 are not necessarily indicative of results that can be expected for the fiscal year ended February 28, 2012 or any subsequent period.

The as adjusted balance sheet data gives effect to this offering and the application of the net proceeds therefrom as set forth under “Use of Proceeds.” The as adjusted balance sheet data does not give effect to our recently completed acquisition of Sanrad.

	For the year ended February 28,			For the nine months ended November 30,
	2009	2010	2011	2010	2011
	(Dollars in thousands, except per share data)
Statement of Operations
Net Revenues	$155,982	$143,959	$190,116	$125,550	$255,332
Cost of revenues	136,191	125,303	165,962	112,105	200,482

Gross profit	19,791	18,656	24,154	13,445	54,850

Operating Expenses
Sales and marketing	11,401	10,249	15,270	11,140	17,584
Research and development	2,575	5,331	7,677	5,172	18,494
General, administrative and operations	16,709	14,711	18,207	13,679	18,031
Acquisition related charge	—	—	—	—	1,702
Special inventory charge	—	—	—	—	2,975
Impairment of goodwill and intangible assets	—	911	—	—	—

Total operating expenses	30,685	31,202	41,154	29,991	58,786

Operating Loss	(10,894)	(12,546)	(17,000)	(16,546)	(3,936)

Other income (expense)—net	(169)	727	(1,068)	(112)	(137)
Interest and financing costs	(600)	(1,716)	(3,174)	(2,019)	(850)

Interest and other expense—net	(769)	(989)	(4,242)	(2,131)	(987)
Adjustment to the fair value of common stock warrants	—	—	(7,924)	(1,237)	(1,852)

Loss before income taxes	(11,663)	(13,535)	(29,166)	(19,914)	(6,775)
Income tax expense (benefit)	61	(1)	861	861	—

Net loss	$(11,724)	$(13,534)	$(30,027)	$(20,775)	$(6,775)

Net loss per share:
Basic	$(0.56)	$(0.64)	$(1.05)	$(0.78)	$(0.14)
Diluted	$(0.56)	$(0.64)	$(1.05)	$(0.78)	$(0.14)

Share used in net loss per share computation:
Basic	21,000	21,300	28,700	26,800	48,800
Diluted	21,000	21,300	28,700	26,800	48,800

	As of November 30, 2011
	Actual	As Adjusted
	(Dollars in thousands)
Balance Sheet
Cash and cash equivalents	$38,583	$116,480
Total assets	247,072	324,969
Total debt	22,723	—
Total stockholders’ equity	136,319	236,939

RISK FACTORS

You should carefully consider the risks described below before making a decision to buy our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline and you might lose all or part of your investment in our common stock. You should also refer to the other information set forth or incorporated by reference in this prospectus supplement and the accompanying prospectus, including our financial statements and the related notes.

Risks Related to Our Business

We are subject to the cyclical nature of the markets in which we compete and a continued downturn could adversely affect our business.

The markets in which we compete, including SSDs, flash, thermal management and power supply markets, are highly cyclical and characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. These markets have experienced significant downturns often connected with, or in anticipation of, maturing product cycles of both manufacturers’ and their customers’ products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices.

Our historical operating results have been subject to substantial fluctuations and we may experience substantial period-to-period fluctuations in future operating results. A downturn in these markets could have a material adverse effect on the demand for our products and therefore a material adverse effect on our business, financial condition and results of operations. Moreover, changes in end-user demand for the products sold by any individual customer can have a rapid and disproportionate effect on demand for our products from that customer in any given period, particularly if the customer has accumulated excess inventories of products purchased from us. Our net sales and results of operations could be materially and adversely affected in the future due to changes in demand from individual customers or cyclical changes in the industries utilizing our products.

We have experienced quarterly and annual losses in the past and may experience losses in the future.

We have experienced losses on a quarterly and annual basis in the past. We have expended, and will continue to expend, substantial funds to pursue engineering, research and development projects, enhance sales and marketing efforts and otherwise operate our business. We may not be profitable on a quarterly or annual basis in the future.

Sales to a limited number of customers represent a significant portion of our net sales, and the loss of any key customer would materially harm our business.

Our dependence on a limited number of customers means that the loss of a major customer or any reduction in orders by a major customer would materially reduce our net sales and adversely affect our results of operations. We expect that sales to relatively few customers will continue to account for a significant percentage of our net sales for the foreseeable future. However, these customers or our other customers may not use our products at current levels in the future, if at all. We have no firm, long-term volume commitments from any of our major customers and we generally enter into individual purchase orders with our customers, in certain cases under master agreements that govern the terms and conditions of the relationship. We have experienced cancellations of orders and fluctuations in order levels from period-to-period and expect that we will continue to experience such cancellations and fluctuations in the future. Customer purchase orders may be cancelled and order volume levels can be changed, cancelled or delayed with limited or no penalties. We may not be able to replace cancelled, delayed or reduced purchase orders with new orders.

For our fiscal years ended February 28, 2011, February 28, 2010 and February 28, 2009, our ten largest customers accounted for 49%, 51% and 49% of net sales, respectively. For our fiscal years ended February 28, 2011, February 28, 2010 and February 28, 2009, NewEgg accounted for 17%, 19% and 19% of our net sales, respectively. For the nine months ended November 30, 2011, November 30, 2010 and November 30, 2009, our ten largest customers accounted for 42%, 51% and 50% of net sales, respectively. For the nine months ended November 30, 2011, no customer represented more than 10% of net sales. For the nine months ended November 30, 2010 and November 30, 2009, NewEgg accounted for 20% and 18% of our net sales, respectively. During each of these periods, no other customers accounted for more than 10% of our net sales.

Our dependence on a small number of suppliers for components, including integrated circuit devices, and inability to obtain a sufficient supply of these components on a timely basis could harm our ability to fulfill orders and therefore materially harm our business.

Typically, integrated circuit, or “IC”, devices represent a significant majority of our component costs for our SSD products. We are dependent on a small number of suppliers that supply key components used in the manufacture of our products. Since we have no long-term supply contracts, our suppliers may not supply the quantities of components we may need to meet our production goals. Samsung, Toshiba and Intel currently supply substantially all of the IC devices used in our Flash memory products.

Additionally, because of constraints on working capital, we have delayed payments to a number of vendors which could have an adverse effect on our ability to source product. Moreover, from time to time, our industry experiences shortages in IC devices and foundry services which have resulted in foundries putting their customers, ourselves included, on component allocation. While to date neither delayed payment nor component shortages has disrupted our business in a material way, in the future, we may not be able to obtain the materials that we need to fill orders in a timely manner or at competitive prices. As a result, our reputation could be harmed, we may lose business from our customers, our revenues may decline, and we may lose market share to our competitors.

Our customers are primarily in the computing markets and fluctuations in demand in these markets may adversely affect sales of our products.

Sales of our products are dependent upon demand in the computing markets. We may experience substantial period-to-period fluctuations in future operating results due to factors affecting the computing markets. From time to time, these markets have experienced downturns, often in connection with, or in anticipation of, declines in general economic conditions. A decline or significant shortfall in demand in any one of these markets could have a material adverse effect on the demand for our products and therefore a material adverse effect on our business, financial condition and results of operations.

Customer demand is difficult to accurately forecast and, as a result, we may be unable to optimally match production to customer demand.

We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer’s future requirements. The short-term nature of commitments by many of our customers and the possibility of unexpected changes in demand for their products reduces our ability to accurately estimate future customer requirements. On occasion, customers may require rapid increases in production, which can challenge our resources and can reduce margins. We may not have sufficient capacity at any given time to meet our customers’ demands. Conversely, downturns in the markets in which our customers compete can, and have, caused our customers to significantly reduce the amount of products ordered from us or to cancel existing orders leading to lower-utilization of our facilities. Because many of our costs and operating expenses are relatively fixed, reduction in customer demand would have an adverse effect on our gross margins, operating income and cash flow.

During an industry downturn, there is also a higher risk that our trade receivables would be uncollectible, which would be materially adverse to our cash flow and business.

Order cancellations or reductions, product returns and product obsolescence could result in substantial inventory write-downs.

To the extent we manufacture products in anticipation of future demand that does not materialize, or in the event a customer cancels or reduces outstanding orders, we could experience an unanticipated increase in our inventory. Slowing demand for our products may lead to product returns which would also increase our inventory. In the past, we have had to write-down inventory due to obsolescence, excess quantities and declines in market value below our costs.

We may be less competitive if we fail to develop new or enhanced products and introduce them in a timely manner.

The markets in which we compete are subject to rapid technological change, product obsolescence, frequent new product introductions and enhancements, changes in end-user requirements and evolving industry standards. Our ability to successfully compete in these markets and to continue to grow our business depends in significant part upon our ability to develop, introduce and sell new and enhanced products on a timely and cost-effective basis, and to anticipate and respond to changing customer requirements. In the past, we have had revenue fluctuations in our Indilinx product revenue due to product delays, and similar delays could occur again in the future.

The markets for our products are characterized by frequent transitions in which products rapidly incorporate new features and performance standards. A failure to develop products with required feature sets or performance standards or a delay as short as a few months in bringing a new product to market could significantly reduce our net sales for a substantial period, which would have a material adverse effect on our business, financial condition and results of operations.

We have experienced, and may in the future experience, delays in the development and introduction of new products. These delays could provide a competitor a first-to-market opportunity and allow a competitor to achieve greater market share. Defects or errors found in our products after commencement of commercial shipment could result in delays in market acceptance of these products. Lack of market acceptance for our new products will jeopardize our ability to recoup research and development expenditures, hurt our reputation and harm our business, financial condition and results of operations. Accordingly, our future product development efforts may not result in future profitability or market acceptance.

The markets in which we compete are constantly evolving and competitive, and we may not have rights to manufacture and sell certain types of products utilizing emerging formats, or we may be required to pay a royalty to sell products utilizing these formats.

The markets in which we compete are constantly undergoing rapid technological change and evolving industry standards. For example, many consumer devices, such as digital cameras, PDAs and smartphones, are transitioning to emerging flash memory formats, such as the Memory Stick and xD Picture Card formats, which we do not currently manufacture and do not have rights to manufacture, and which could result in a decline in demand, on a relative basis, for other products that we manufacture such as CompactFlash and secured digital USB drives. If we decide to manufacture products utilizing emerging formats such as those mentioned, we will be required to secure licenses to give us the right to manufacture such products which may not be available at reasonable rates or at all. If we are not able to supply formats at competitive prices or if we were to have product shortages, our net sales could be adversely impacted and our customers would likely cancel orders or seek other suppliers to replace us.

Our growth strategy includes expanding our presence in the SSD market which is highly competitive.

The SSD market is highly competitive. Certain of our competitors are more diversified than us and may be able to sustain lower operating margins in their SSD business based on the profitability of their other businesses. We expect competition in this market to increase as existing manufacturers introduce new products and process technologies, new manufacturers enter the market, industrywide production capacity increases and competitors aggressively price products to increase market share. We only have limited experience competing in this market. Our growth strategy includes expanding our presence in this market, and we may not be successful in doing so.

The market for enterprise Flash-based SSD products is relatively new and evolving, which makes it difficult to forecast end user adoption rates and customer demand for our products.

The enterprise Flash-based SSD market is new and rapidly evolving. As a result, we may encounter risks and uncertainties related to our business and future prospects. It is difficult to predict, with any precision, end user adoption rates, customer demand for our products or the future growth rate and size of this market. The rapidly evolving nature of the markets in which we sell our products, as well as other factors that are beyond our control, reduce our ability to accurately evaluate our future outlook and forecast quarterly or annual performance. Furthermore, our ability to predict future sales is limited and our SSD product may never reach mass adoption.

We may be unable to sustain our past growth or manage our future growth, which may have a material adverse effect on our future operating results.

We have experienced significant growth over the last few years. Our future success will depend upon various factors, including market acceptance of our current and future products, competitive conditions, our ability to manage increased sales, if any, the implementation of our growth strategy and our ability to manage our anticipated growth. We intend to finance our anticipated growth through cash flows generated from our sales, borrowings under debt arrangements and the net proceeds from this offering. However, if our net sales decline, we may not have the cash flow necessary to pursue our growth.

We anticipate adding personnel, particularly in the operations and sales and marketing departments, which will increase our general, administrative and operations expenses. Because these expenses are generally fixed, particularly in the short-term, if we do not achieve our anticipated growth, our operating results may be adversely impacted. Our future success will depend on our ability to manage anticipated growth. If we are unable to anticipate or manage growth effectively, our operating results could be adversely affected.

Industry consolidation could adversely affect our business by reducing the number of our potential significant customers and increasing our reliance on our existing key customers.

Many significant participants in our customers’ industries are merging and consolidating as a result of competitive pressures and we expect this trend to continue. Consolidation will likely decrease the number of potential significant customers for our products and services. Fewer significant customers will increase our reliance on key customers and, due to the increased size of these companies, may negatively impact our bargaining position and profit margins. Consolidation in some of our customers’ industries may result in increased customer concentration and the potential loss of customers. The loss of, or a reduced role with, key customers due to industry consolidation could negatively impact our business.

We may make acquisitions that involve numerous risks. If we are not successful in integrating an acquisition, our operations may be adversely affected.

As part of our business and growth strategy, we expect to acquire or make significant investments in businesses, products or technologies that allow us to complement our existing product offering, expand our market coverage, increase our engineering workforce or enhance our technological capabilities. For example in 2007, we acquired PC Power and Cooling, Inc., a producer of PC thermal management products, and substantially all the assets of Silicon Data Inc., doing business as Hypersonic PC Systems, a manufacturer of boutique high performance gaming PCs and laptops. We stopped the manufacture and sale of certain Hypersonic PC products in our fiscal year ended February 28, 2010. On March 25, 2011, we acquired Indilinx Co., Ltd, a privately-held fabless provider of flash controller silicon and software for SSDs, on October 24, 2011, we acquired the U.K. design team of PLX Technology, a developer of system-on-chip solutions, and on January 9, 2012, we acquired Sanrad Inc., a privately-held provider of flash caching and virtualization software and hardware. Acquisitions or investments expose us to the risks commonly encountered in acquisitions of businesses, including, among others:

•	lower than anticipated sales and profitability;

•	problems integrating the purchased operations, technologies or products;

•	costs associated with the acquisition;

•	negative effects on profitability resulting from the acquisition;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience;

•	loss of key employees of the acquired business; and

•	litigation arising from the acquired company’s operations before the acquisition.

Our inability to overcome problems encountered in connection with any acquisition could divert the attention of management from other strategic opportunities and operational matters, utilize scarce corporate resources and otherwise harm our business. In addition, we are unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed. Even if we do find suitable acquisition opportunities, we may not be able to consummate the acquisitions on commercially acceptable terms or realize the anticipated benefits of any acquisitions we do undertake.

We may make acquisitions that are dilutive to existing stockholders, result in unanticipated accounting charges or otherwise adversely affect our results of operations.

We may grow our business through business combinations or other acquisitions of businesses, products or technologies that allow us to complement our existing product offerings, expand our market coverage, increase our engineering workforce or enhance our technological capabilities. If we make any future acquisitions, we could issue stock that would dilute our stockholders’ percentage ownership, incur substantial debt, reduce our cash reserves or assume contingent liabilities. Furthermore, acquisitions may require material charges and could result in adverse tax consequences, substantial depreciation, deferred compensation charges, in-process research and development charges, the amortization of amounts related to deferred compensation and identifiable purchased intangible assets or impairment of goodwill, any of which could negatively impact our results of operations.

We may not be able to maintain or improve our competitive position because of the intense competition in the markets we serve.

We conduct business in markets characterized by intense competition, rapid technological change, constant price pressures and evolving industry standards. Our competitors include many large domestic and international companies that have substantially greater financial, technical, marketing, distribution and other resources, broader product lines, lower cost structures, greater brand recognition and longer-standing relationships with customers and suppliers than we do. As a result, our competitors may be able to respond better to new or emerging technologies or standards and to changes in customer requirements. Further, some of our competitors are in a better financial and marketing position from which to influence industry acceptance of a particular industry standard or competing technology than we are. Our competitors may also be able to devote greater resources to the development, promotion and sale of products, and may be able to deliver competitive products at a lower price.

We compete against global technology vendors such as Intel Corporation and Samsung Electronics Co., Ltd. Our primary competitors in the solid state storage maker industry include Fusion-io, Inc., Pliant Technology, SMART Modular Technologies Inc., and STEC, Inc. Our primary competitors in the specialized power supply chassis and cooling manufacturing industry include Antec, Inc., Thermaltake Technology Inc. USA and Enermax Technology Corporation. We currently compete or may compete with, among others, Hitachi, Ltd., Micron Technology, Inc., SanDisk Corporation, Seagate Technology, Toshiba, and Western Digital.

We expect to face competition from existing competitors and new and emerging companies that may enter our existing or future markets with similar or alternative products, which may be less costly or provide additional features. In the PC market in Asia, we expect to face increasing competition from local competitors such as A-DATA Technology Co., Ltd. and GSkill International Enterprise. We also face competition from current and prospective customers that evaluate our capabilities against the merits of manufacturing products internally. In addition, some of our significant suppliers, including Samsung Electronics Co., Ltd., Infineon Technologies AG and Micron Technology, Inc., are also our competitors, many of whom have the ability to manufacture competitive products at lower costs as a result of their higher levels of integration. Competition may also arise due to the development of cooperative relationships among our current and potential competitors or third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

We expect that our competitors will continue to improve the performance of their current products, reduce their prices and introduce new products that may offer greater performance and improved pricing, any of which could cause a decline in sales or loss of market acceptance of our products. In addition, our competitors may develop enhancements to, or future generations of, competitive products that may render our technology or products obsolete or uncompetitive.

The future growth of our OEM-focused products is dependent on achieving design wins into commercially successful OEM systems and the failure to achieve design wins or of OEM customers to incorporate our products in their systems could adversely affect our operating results and prospects.

We rely on OEMs to select our OEM-focused products to be designed into their systems, which we refer to as a design win. We often incur significant expenditures in the development of a new product without any assurance that an OEM will select our product for design into its system. Additionally, in some instances, we may be dependent on third parties to obtain or provide information that we need to achieve a design win. Some of these third parties may not supply this information to us on a timely basis, if at all. Furthermore, even if an OEM designs one of our products into its system, we cannot be assured that its product will be commercially successful or that we will receive any net sales as a result of that design win. Our OEM customers are typically not obligated to purchase our products and can choose at any time to stop using our products if their own systems are not commercially successful, if they decide to pursue other systems strategies, or for any other reason. If we are unable to achieve design wins or if our OEM customers’ systems incorporating our products are not commercially successful, our net sales would suffer.

Our future success is dependent on our ability to retain key personnel, including our executive officers, and attract qualified personnel. If we lose the services of these individuals or are unable to attract new talent, our business will be adversely affected.

Our future operating results depend in significant part upon the continued contributions of our key technical and senior management personnel, many of whom would be difficult to replace. We are particularly dependent on the continued service of Ryan M. Petersen, our Chief Executive Officer, Arthur F. Knapp, our Chief Financial Officer, Alex Mei, our Chief Marketing Officer, Bumsoo Kim, our President Semiconductor Division and Chief Executive Officer and President of Indilinx, and Hyun Mo Chung, our Senior Vice President of R&D and Chief Technology Officer of Indilinx. Our future operating results also depend in significant part upon our ability to attract, train and retain qualified management, manufacturing and quality assurance, engineering, marketing, sales and support personnel. We are continually recruiting such personnel. However, competition for such personnel is intense, and we may not be successful in attracting, training or retaining such personnel now or in the future. There may be only a limited number of persons with the requisite skills to serve in these positions and it may be increasingly difficult for us to hire such persons over time. The loss of any key employee, the failure of any key employee to perform in his or her current position, our inability to attract, train and retain skilled employees as needed or the inability of our officers and key employees to expand, train and manage our employee base could materially and adversely affect our business, financial condition and results of operations.

We have and will continue to incur increased costs as a result of being a U.S. publicly-reporting company.

We have incurred, and will continue to face, increased legal, accounting, administrative and other costs as a result of being a publicly-reporting company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, and the Public Company Accounting Oversight Board, have required changes in the corporate governance practices of public companies. In July 2010, the Dodd-Frank Wall Street Reform and Protection Act, or the Dodd Frank Act, was enacted. There are significant corporate governance and executive compensation-related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas. We expect these rules and regulations to increase our legal and financial compliance costs, to make legal, accounting and administrative activities more time-consuming and costly and to result in a diversion of management’s time from our other business activities. We have also incurred substantially higher costs to obtain directors’ and officers’ insurance. In addition, as we gain experience with the costs associated with being a publicly-reporting company, we may identify and incur additional overhead costs.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to report our financial results accurately or detect fraud, which could harm our business and the trading price of our common stock.

Effective internal controls are necessary for us to produce reliable financial reports and are important in our effort to prevent financial fraud. Beginning with our fiscal year ended February 28, 2011, we have been required to periodically evaluate the effectiveness of the design and operation of our internal controls. These evaluations may result in the conclusion that enhancements, modifications or changes to our internal controls are necessary or desirable. While management evaluates the effectiveness of our internal controls on a regular basis, these controls may not always be effective. There are inherent limitations on the effectiveness of internal controls including collusion, management override, and failure of human judgment. Because of this, control procedures are designed to reduce rather than eliminate business risks. If we fail to maintain an effective system of internal controls, we may be unable to produce reliable financial reports or prevent fraud and it could harm our financial condition and results of operations and result in loss of investor confidence and a decline in our share price.

Our indemnification obligations to our customers and suppliers for product defects and adverse decisions in lawsuits relating to product performance issues could require us to pay substantial damages.

A number of our product sales and product purchase agreements provide that we will defend, indemnify and hold harmless our customers and suppliers from damages and costs which may arise from product warranty claims or claims for injury or damage resulting from defects in our products. We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not be adequate to cover all or any part of the claims asserted against us. A successful claim brought against us that is in excess of, or excluded from, our insurance coverage could substantially harm our business, financial condition and results of operations.

We may also be subject to lawsuits from customers and consumers relating to product defects and performance issues. For example, on March 24, 2011, a purported class action suit was filed in the United States District Court for the Northern District of California San Jose Division alleging that certain of our SSDs sold on or after January 1, 2011 did not meet certain performance criteria and as a result we engaged in certain deceptive practices and violated various laws. Among other things, the suit seeks unspecified actual and compensatory damages, as well as punitive damages, restitution, disgorgement and injunctive and other equitable relief. We believe that the lawsuit has no merit and we intend to vigorously defend against this litigation. An adverse decision in this or other litigation could materially harm our business, financial condition and results of operations.

Our operations in the United States and foreign countries are subject to political and economic risks, which could have a material adverse effect on our business and operating results.

Our financial success may be sensitive to adverse changes in general political and economic conditions in the United States such as changes in regulatory requirements, taxes, recession, inflation, unemployment and interest rates. Such changing conditions could reduce demand in the marketplace for our products or increase the costs involved for us to manufacture our products.

Sales outside of the United States accounted for approximately 64% of net sales for the fiscal year ended February 28, 2011. Sales outside of the United States accounted for approximately 57% and 61% of net sales in fiscal years ended February 28, 2010 and February 28, 2009, respectively. Sales outside of the United States accounted for approximately 72%, 61% and 58% of net sales for the nine months ended November 30, 2011, November 30, 2010 and November 30, 2009, respectively. We anticipate that international sales will continue to constitute a meaningful percentage of our total net sales in future periods. In addition, a significant portion of our design and manufacturing is performed at our facilities in Taiwan. As a result, our operations may be subject to certain risks, including changes in regulatory requirements, tariffs and other barriers, increased price pressure, timing and availability of export licenses, difficulties in accounts receivable collections, difficulties in protecting our intellectual property, natural disasters, difficulties in staffing and managing foreign operations, difficulties in managing distributors, difficulties in obtaining governmental approvals for products that may require certification, restrictions on transfers of funds and other assets of our subsidiaries between jurisdictions, foreign currency exchange fluctuations, the burden of complying with a wide variety of complex foreign laws and treaties, potentially adverse tax consequences and uncertainties relative to regional, political and economic circumstances.

We are also subject to the risks associated with the imposition of legislation and regulations relating to the import or export of high technology products. We cannot predict whether quotas, duties, taxes or other charges or restrictions upon the importation or exportation of our products will be implemented by the United States or other countries. Some of our customers’ purchase orders and agreements are governed by foreign laws, which often differ significantly from those of the United States. Therefore, we may be limited in our ability to enforce our rights under such agreements and to collect damages, if awarded. These factors may have a material adverse effect on our business, financial condition and results of operations.

Our inability to effectively manage our operations in foreign countries could harm our operating results.

A significant portion of our design and manufacturing operations are carried out outside of the United States at our foreign facilities. Further, international sales have accounted for a significant portion of our overall sales. In some of the countries in which we operate or sell our products, it is difficult to recruit, employ and retain qualified personnel to manage and oversee our local operations, sales and other activities. Further, given our executive officers’ existing managerial burdens, their lack of physical proximity to the activities being managed and the inherent limitations of cross-border information flow, our executive officers who reside in the United States may be unable to effectively oversee the day-to-day management of our foreign subsidiaries and operations. The inability of or failure by our domestic and international management to effectively and efficiently manage our overseas operations could have a negative impact on our business and adversely affect our operating results.

Worldwide economic and political conditions may adversely affect demand for our products.

The current economic slowdown in the United States and worldwide has adversely affected and may continue to adversely affect demand for our products. Another decline in the worldwide computing markets or a future decline in economic conditions or consumer confidence in any significant geographic area would likely decrease the overall demand for our products, which could have a material adverse effect on us. For example, a decline in economic conditions in China could lead to declining worldwide economic conditions. If economic conditions decline, whether in China or worldwide, we could be materially adversely affected.

The occurrence and threat of terrorist attacks and the consequences of sustained military action in the Middle East have in the past, and may in the future, adversely affect demand for our products.

In addition, terrorist attacks may negatively affect our operations directly or indirectly and such attacks or related armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel and the transportation of our products more difficult and more expensive, ultimately affecting our sales.

Also as a result of terrorism, the United States has been and may continue to be involved in armed conflicts that could have a further impact on our sales, our supply chain and our ability to deliver products to our customers. Political and economic instability in some regions of the world could negatively impact our business. The consequences of armed conflicts are unpredictable and we may not be able to foresee events that could have a material adverse effect on us.

More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility to the United States economy and worldwide financial markets. Any of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

Unfavorable currency exchange rate fluctuations could result in our products becoming relatively more expensive to our overseas customers or increase our manufacturing costs, each of which could adversely affect our profitability.

Our international sales and our operations in foreign countries make us subject to risks associated with fluctuating currency values and exchange rates. Because sales of our products have been denominated to date primarily in U.S. dollars, increases in the value of the U.S. dollar could increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, leading to a reduction in sales and profitability in that country. Future international activity may result in increased foreign currency denominated sales. Gains and losses on the conversion to U.S. dollars of accounts receivable, accounts payable and other monetary assets and liabilities arising from international sales or operations may contribute to fluctuations in our results of operations. In addition, as a result of our foreign sales and operations, we have revenues, costs, assets and liabilities that are denominated in foreign currencies. Therefore, decreases in the value of the U.S. dollar could result in significant increases in our manufacturing costs that could have a material adverse effect on our business and results of operations.

Our worldwide operations could be subject to natural disasters and other business disruptions, which could materially adversely affect our business and increase our costs and expenses.

Our worldwide operations could be subject to natural disasters and other business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses. For example, our corporate headquarters in San Jose, California and our manufacturing facilities in Taiwan are located near major earthquake fault lines. Taiwan is also subject to typhoons during certain times of the year. In the event of a major earthquake, typhoon or hurricane, or other natural or manmade disaster, we could experience business interruptions, destruction of facilities and/or loss of life, any of which could materially adversely affect our business and increase our costs and expenses.

The 2011 earthquake and tsunami, and other collateral events, in Japan may adversely affect the demand for our products and services in the Japanese market or cause shortages of some components, which may cause a decline in revenues and negatively affect our operating results.

Revenue sourced from the Japanese market was $0.5 million in the nine months ended November 30, 2011, zero in the fiscal year ended February 28, 2011, $4.2 million in fiscal year ended February 28, 2010 and $1.7 million in fiscal year ended February 28, 2009.

The 2011 earthquake and tsunami in Japan, and other collateral events, including, among others, the catastrophic loss of lives, businesses, infrastructure, and delays in transportation, may have a direct negative impact on us or an indirect impact on us by affecting our employees, customers, or the overall economy in Japan and may reduce the demand for our products and services. As a result, these events could cause a decline in our revenue in Japan and our results of operations could be materially and adversely affected.

Although we generally do not purchase component parts from manufacturers in Japan, we have from time to time purchased NAND flash memory from Toshiba. The earthquake and tsunami in Japan have disrupted the manufacturing operations of several component suppliers located in Japan. Depending on the length of these disruptions, we, and other manufacturers of electronic equipment, may need to locate alternate component suppliers to fulfill our needs. Depending on the number of manufacturers looking for alternate sources of components, it may be difficult to locate alternative suppliers. Some of the other manufacturers may also look to purchase components from some of our other suppliers. Because we do not have long-term supply contracts with our component manufacturers and we are relatively small customers of these suppliers, our component suppliers may reduce the amount of components that they sell to us in order to fulfill or partially fulfill some of these additional orders. Our component manufacturers may also increase prices in response to any increased demand.

Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our intellectual property, as well as our ability to operate without infringing the intellectual property of others.

We attempt to protect our intellectual property rights through trade secret laws, non-disclosure agreements, confidentiality procedures and employee disclosure and invention assignment agreements. To a lesser extent, we also protect our intellectual property through patents, trademarks and copyrights. It is possible that our efforts to protect our intellectual property rights may not:

•	prevent our competitors from independently developing similar products, duplicating our products or designing around the patents owned by us;

•	prevent third-party patents from having an adverse effect on our ability to do business;

•	provide adequate protection for our intellectual property rights;

•	prevent disputes with third parties regarding ownership of our intellectual property rights;

•	prevent disclosure of our trade secrets and know-how to third parties or into the public domain;

•	prevent the challenge, invalidation or circumvention of our existing patents;

•	result in patents that lead to commercially viable products or provide competitive advantages for our products; and

•	result in issued patents and registered trademarks from any of our pending applications.

If any of our issued patents are found to be invalid or if any of our patent applications are rejected, our ability to exclude competitors from making, using or selling the same or similar products as ours could be compromised. We have occasionally applied for and may in the future apply for patent protection in foreign countries. The laws of foreign countries, however, may not adequately protect our intellectual property rights.

Many U.S. companies have encountered substantial infringement problems in foreign countries. Because we conduct a substantial portion of our operations and sell some of our products overseas, we have exposure to foreign intellectual property risks.

In addition, the industries in which we compete are characterized by vigorous protection and pursuit of intellectual property rights. We believe that it may be necessary, from time to time, to initiate litigation against one or more third parties to preserve our intellectual property rights. From time to time, we have received, and may receive in the future, notices that claim we have infringed upon, misappropriated or misused other parties’ proprietary rights. Any of the foregoing events or claims could result in litigation. Such litigation, whether as plaintiff or defendant, could result in significant expense to us and divert the efforts of our technical and management personnel, whether or not such litigation is ultimately determined in our favor. In the event of an adverse result in such litigation, we could be required to pay substantial damages, cease the manufacture, use and sale of certain products, expend significant resources to develop or acquire non-infringing technology, discontinue the use of certain processes or obtain licenses to use the infringed technology. Product development or license negotiating would likely result in significant expense to us and divert the efforts of our technical and management personnel. We may not be successful in such development or acquisition and necessary licenses may not be available on reasonable terms, or at all.

Our indemnification obligations for the infringement by our products of the intellectual property rights of others could require us to pay substantial damages.

We currently have in effect a number of agreements in which we have agreed to defend, indemnify and hold harmless our customers and suppliers from damages and costs which may arise from the infringement by our products of third-party patents, trademarks or other proprietary rights. We may periodically have to respond to claims and litigate these types of indemnification obligations. Any such indemnification claims could require us to pay substantial damages. Our insurance does not cover intellectual property infringement.

We could incur substantial costs as a result of violations of or liabilities under environmental laws.

Our business involves purchasing finished goods as components from different vendors and then assembly of these components into finished products at our facilities. We therefore are not involved in the actual manufacturing of components, which can often involve significant environmental regulations with respect to the materials used, as well as work place safety requirements. Our operations and properties, however, do remain subject in particular to domestic and foreign laws and regulations governing the storage, disposal and recycling of computer products. For example, our products may be subject to the European Union’s Directive 2002/96/EC Waste Electrical and Electronic Equipment and Directive 2002/95/EC on Restriction on the Certain Hazardous Substances in Electrical and Electronic Equipment. Our failure to comply with present and future requirements could cause us to incur substantial costs, including fines and penalties, investments to upgrade our product cycle or curtailment of operations. Further, the identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory agencies, enactment of more stringent laws and regulations, or other unanticipated events may arise in the future and give rise to material environmental liabilities and related costs which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to a variety of federal, state and foreign laws and regulatory regimes. Failure to comply with governmental laws and regulations could subject us to, among other things, mandatory product recalls, penalties and legal expenses which could have an adverse effect on our business.

Our business is subject to regulation by various federal and state governmental agencies. Such regulation includes the radio frequency emission regulatory activities of the Federal Communications Commission, the anti-trust regulatory activities of the Federal Trade Commission and Department of Justice, the consumer protection laws of the Federal Trade Commission, the import/export regulatory activities of the Department of Commerce, the product safety regulatory activities of the Consumer Products Safety Commission, the regulatory activities of the Occupational Safety and Health Administration, the environmental regulatory activities of the Environmental

Protection Agency, the labor regulatory activities of the Equal Employment Opportunity Commission and tax and other regulations by a variety of regulatory authorities in each of the areas in which we conduct business. We are also subject to regulation in other countries where we conduct business. In certain jurisdictions, such regulatory requirements may be more stringent than in the United States. We are also subject to a variety of federal and state employment and labors laws and regulations, including the Americans with Disabilities Act, the Federal Fair Labor Standards Act, the WARN Act and other regulations related to working conditions, wage-hour pay, over-time pay, employee benefits, anti-discrimination, and termination of employment.

We have received information that a distributor in the United Arab Emirates may have re-exported some of our products into Iran and that a distributor in Lebanon may have re-exported our products into Syria. We also discovered that we sent products to persons in Iran and in Cuba (although that person later changed his address to one in Mexico) and provided sales support materials for a presentation in Iran. We have voluntarily disclosed potential violations of the Iranian Transaction Regulations and the Export Administration Regulations of the U.S. Department of Treasury, Office of Foreign Assets Control and the U.S. Department of Commerce, Office of Export Enforcement. We have terminated our relationships with these distributors. While we attempt to ensure that our distributors comply with applicable law, their actions are not within our complete control, and there are risks that our products may be re-exported to certain jurisdictions in contravention of our requirements or instructions in the future.

Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. In addition from time to time we have received, and expect to continue to receive, correspondence from former employees terminated by us who threaten to bring claims against us alleging that we have violated one or more labor and employment regulations. In certain instances former employees have brought claims against us and we expect that we will encounter similar actions against us in the future. An adverse outcome in any such litigation could require us to pay contractual damages, compensatory damages, punitive damages, attorneys’ fees and costs.

Any enforcement action could harm our business, financial condition and results of operations. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation in the future, our business, financial condition and results of operations could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees.

Changes in the applicable tax laws could materially affect our future results.

We operate in different countries and are subject to taxation in different jurisdictions. Changes in the applicable tax laws of such jurisdictions or the interpretations of such tax laws could increase our effective tax rate and adversely affect our after-tax profitability.

Risks Related to our Debt

Our indebtedness could impair our financial condition, harm our ability to operate our business, limit our ability to borrow additional funds or capitalize on acquisition or other business opportunities.

In February 2011 we signed an agreement with Silicon Valley Bank for asset-based financing of up to $25 million (the “SVB Agreement”). This agreement, which expires in May 2012, replaced the $17.5 million debt capability available under our prior joint factoring arrangements with Silicon Valley Bank and Faunus Group International, Inc. (collectively, the “Factoring Loan Agreements”). The SVB Agreement contains financial covenants for quarterly EBITDA as defined in the agreement and a monthly quick ratio computation (our cash and accounts receivable divided by current liabilities). Interest rates range between prime + 1.5% to prime + 2.5%. There are also provisions for letter of credit sub-limits and various operational, reporting, negative and affirmative covenants with which we must comply. As a result of the Indilinx acquisition, the Company executed four amendments to the SVB Agreement to provide formal waivers on deal approval, subsidiary stock pledges, EBITDA levels, and reporting timetables for the period ending August 31, 2011. As of November 30, 2011, we had current borrowings of $22.7 million under, and are in compliance with all covenants of, the SVB Agreement. The applicable interest rate is prime + 1.50%. The bank’s prime rate was 4.0% at November 30, 2011.

On January 9, 2012 we signed a proposal letter with Wells Fargo Capital Finance (“WFCF”) for a $50 million senior secured credit facility to replace the SVB Agreement, which expires in May 2012. As in the SVB Agreement, borrowings under the WFCF facility will be limited to the borrowing base based on our receivables. The WFCF facility is subject to finalization of a definitive agreement and final WFCF approval. It also provides for a potential expansion to $75 million if certain conditions are met. We may incur additional debt in the future, subject to certain limitations contained in our debt instruments.

The degree to which we are leveraged and the restrictions governing our indebtedness, such as a minimum quick ratio, could have important consequences including, but not limited to, the following:

•	it may limit our ability to service all of our debt obligations;

•

it may impair our ability to incur additional indebtedness or obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

•	some of our debt is and will continue to be at variable rates of interest, which may result in higher interest expense in the event of increases in interest rates;

•

our debt agreements contain, and any agreements to refinance our debt likely will contain, financial and restrictive covenants, and our failure to comply with them may result in an event of default which, if not cured or waived, could have a material adverse effect on us;

•	our level of indebtedness will increase our vulnerability to general economic downturns and adverse industry conditions;

•	our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and our industry; and

•	it may limit our ability to engage in certain transactions or capitalize on acquisition or other business opportunities.

The Factoring Loan Agreements had, and the SVB Agreement has, “material adverse change” provisions that essentially grant the lenders broad discretion in determining whether to accelerate the payment of all amounts due under those agreements when adverse events occur with respect to us, our business, financial condition, results of operations, assets, liabilities or prospects. As of November 30, 2008 and February 28, 2009 we failed to comply with one or more loan covenants under a previous loan agreement with Silicon Valley Bank which was the predecessor to the Factoring Loan Agreements. We received a waiver from Silicon Valley Bank for such non-compliances. We could violate one or more loan covenants in the future. If we are in violation of covenants in the SVB Agreement or in similar agreements in the future and do not receive a waiver, the lender could choose to accelerate payment on all outstanding loan balances. If we needed to obtain replacement financing, we may not be able to quickly obtain equivalent or suitable replacement financing. If we are unable to secure alternative sources of funding, such acceleration would have a material adverse impact on our financial condition.

The terms of the SVB Agreement may restrict our ability to engage in certain transactions.

Pursuant to the terms of the SVB Agreement, we are subject to financial covenants and cannot engage in certain transactions, including disposing of certain assets, incurring additional indebtedness, declaring dividends, acquiring or merging with another entity or leasing additional real property unless certain conditions are met or unless we receive prior approval from Silicon Valley Bank. If Silicon Valley Bank does not consent to any of these actions or if we are unable to comply with these covenants, we could be prohibited from engaging in transactions which could be beneficial to our business and our stockholders. We expect that any agreement that replaces the SVB Agreement, including the WFCF facility, will contain similar restrictions.

To service our debt, we will require cash and we may not be able to generate sufficient cash flow from operations to satisfy these obligations or to refinance these obligations on acceptable terms, or at all.

Our ability to generate cash depends on many factors beyond our control. Our ability to make payments on our debt and to fund working capital requirements, capital expenditures and research and development efforts will depend on our ability to generate cash in the future. Our historical financial results have been, and we expect our future financial results will be, subject to substantial fluctuation based upon a wide variety of factors, many of which are not within our control including, among others, those described in this section.

Unfavorable changes in any of these factors could harm our operating results and our ability to generate cash to service our debt obligations. If we do not generate sufficient cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Also, certain of these actions would require the consent of our lenders. The terms of our financing agreements contain limitations on our ability to incur debt.

We may not be able to obtain refinancing on acceptable terms or at all or sell assets on a timely basis, at reasonable prices or at all. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.

Risks Related to our Common Stock and this Offering

The price of our common stock may be volatile and subject to wide fluctuations.

The market price of the securities of technology companies has been especially volatile. In addition, our common stock was listed on the OTCBB since January 14, 2010 and only recently began trading on the NASDAQ Capital Market on April 23, 2010. Accordingly, we have an extremely limited history of public trading of our common stock within the United States. The market price of our common stock may be subject to wide fluctuations. If our net sales do not increase or increase less than we anticipate, or if operating or capital expenditures exceed our expectations and cannot be adjusted accordingly, or if some other event adversely affects us, the market price of our common stock could decline. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuations in our stock price may include, among other things:

•	actual or anticipated variations in quarterly operating results;

•	changes in financial estimates by us or by any securities analysts who might cover our stock, or our failure to meet the estimates made by securities analysts;

•	changes in the market valuations of other companies operating in our industry;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

•	additions or departures of key personnel; and

•	a general downturn in the stock market.

The market price of our stock also might decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we were to become the subject of securities class action litigation, it could result in substantial costs and a diversion of management’s attention and resources.

We may experience significant period-to-period quarterly and annual fluctuations in our net sales and operating results, which may result in volatility in our share price.

We may experience significant period-to-period fluctuations in our net sales and operating results in the future due to a number of factors and any such variations may cause our share price to fluctuate. It is likely that in some future period our operating results will be below the expectations of securities analysts or investors. If this occurs, our share price could drop significantly.

A number of factors, in addition to those cited in other risk factors applicable to our business, may contribute to fluctuations in our sales and operating results, including:

•	the timing and volume of orders from our customers;

•	the rate of acceptance of our products by our customers, including the acceptance of design wins;

•	the demand for and life cycles of the products incorporating our products;

•	the rate of adoption of our products in the end markets we target;

•	cancellations or deferrals of customer orders in anticipation of new products or product enhancements from us or our competitors or other providers;

•	changes in product mix; and

•	the rate at which new markets emerge for products we are currently developing or for which our design expertise can be utilized to develop products for these new markets.

Our management will have broad discretion in the use of the net proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion over the use of our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment and we might not be able to yield a significant return, if any, on any investment of these net proceeds. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the development of our products and cause the price of our common stock to decline.

The sale of our outstanding common stock and exercise of outstanding warrants and options are not subject to lock-up restrictions and may have an adverse effect on the market price of our stock.

As of January 9, 2012, we had 53,757,357 shares of common stock outstanding, options to purchase an aggregate of 6,314,500 shares of common stock outstanding, and warrants to purchase an aggregate of 4,048,089 shares of common stock outstanding. Since only 4,398,955 shares of our common stock, including shares issuable upon exercise of options and warrants, are subject to lock-up restrictions, subject to certain exceptions, the other holders of our common stock could sell substantial amounts of their holdings. The sale or even the possibility of sale of such stock or the stock underlying the options and warrants could have an adverse effect on the market price for our securities or on our ability to obtain a future public financing. If and to the extent that warrants and/or options are exercised, stockholders could be diluted.

Future sales of shares could depress our share price.

We currently have three effective registration statements pursuant to which the selling stockholders identified in the prospectuses that are part of those registration statements may sell from time to time up to an aggregate of (i) 21,159,510 shares of outstanding common stock and (ii) 4,048,089 shares of common stock issuable upon exercise of outstanding warrants. In addition, we issued 1,775,296 shares of common stock upon the closing of the Sanrad acquisition and will issue up to 313,286 shares of common stock post-closing in connection with the Sanrad acquisition, most of which may be eligible for resale within six months of January 9, 2012. Sales by those selling stockholders, especially if in heavy volume and at the same time, could negatively affect our stock price. Moreover, the perception in the public market that these stockholders might sell our common stock could depress the market price of the common stock. Additionally, we may sell or issue shares of common stock in a public offering, one or more additional financings or in connection with future acquisitions, which will result in additional dilution and may adversely affect market prices for our common stock.

No prediction can be made as to the precise effect, if any, that sales of shares of our common stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market may adversely affect prevailing market prices for our common stock and could impair our ability to raise capital through the sale of our equity securities.

Anti-takeover provisions in our organizational documents and our stockholder rights plan may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.

Our fourth amended and restated certificate of incorporation includes provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions, including, among other things, provisions that restrict the ability of our stockholders to call meetings and provisions that authorize our board of directors, without action by our stockholders, to issue additional common stock.

These provisions could deter, delay or prevent a third party from acquiring control of us in a tender offer or similar transactions, even if such transaction would benefit our stockholders.

On October 25, 2011, our Board of Directors authorized a stockholder rights plan and declared a dividend of one preferred share purchase right for each share of our common stock outstanding to stockholders of record at the close of business on November 4, 2011. When exercisable, each right will entitle the registered holder to purchase from us one one-hundredth of a share of our Series A Junior Participating Preferred Stock at a price of $35.00, subject to adjustment.

The rights are designed to assure that all of our stockholders receive fair and equal treatment in the event of any proposed takeover of us and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of us without paying all stockholders a control premium. The rights will cause substantial dilution to a person or group that acquires beneficial ownership of 20% or more of our common stock on terms not approved by our Board of Directors. However, the rights may have the effect of making an acquisition of us, which may be beneficial to our stockholders, more difficult, and the existence of such rights may prevent or reduce the likelihood of a third-party making an offer for an acquisition of us.

You will experience immediate dilution in the book value per share of the common stock you purchase.

Because the price per share of our common stock being offered is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Net tangible book value per share is determined by dividing the number of outstanding shares of our common stock into our total tangible assets (total assets less intangible assets) less total liabilities. As of November 30, 2011, we had a historical net tangible book value of our common stock of approximately $83,421,000, or approximately $1.60 per share. Accordingly, investors participating in this offering will incur immediate, substantial dilution.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

All statements other than statements of historical facts or current facts included in this prospectus supplement, or incorporated by reference herein, including, without limitation, statements regarding our plans, strategies and prospects, objectives, expectations, intentions, adequacy of resources, and industry estimates, are forward-looking statements. Forward-looking statements identify prospective information and include words such as “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects” and similar expressions.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, such expectations could prove to have been incorrect. Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Item 1A. Risk Factors” in our Annual Report on Form 10-K (as amended) for the fiscal year ended February 28, 2011 and elsewhere in this prospectus supplement, including, without limitation, in conjunction with the forward-looking statements included in this prospectus supplement and any documents that we file in the future with the SEC that are incorporated by reference in this prospectus supplement. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. These forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

USE OF PROCEEDS

We estimate the net proceeds from the sale of common stock by us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $100.6 million ($115.8 million if the underwriters’ over-allotment option is exercised in full). We intend to use the net proceeds from this offering for general corporate purposes, including the repayment of outstanding borrowings under the SVB Agreement, which expires in May 2012. As of November 30, 2011, we had current borrowings of $22.7 million under the SVB Agreement. The applicable interest rate is prime + 1.50%, and the bank’s prime rate was 4.0% at November 30, 2011. Pending application of the proceeds, we will temporarily invest the proceeds in short-term interest bearing securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, total debt and stockholders’ equity as of November 30, 2011:

•	On an actual basis; and

•	As adjusted to give effect to this offering and the application of the net proceeds therefrom as described under “Use of Proceeds.”

The following table does not give effect to our recently completed acquisition of Sanrad. The following table should be read in conjunction with “Summary Financial Data” included elsewhere in this prospectus supplement and our consolidated financial statements and related notes which are incorporated by reference into this prospectus supplement.

	As of November 30, 2011
	Actual	As Adjusted
	(Dollars in thousands)
Cash and cash equivalents	$38,583	$116,480

Total debt	$22,723	—

Stockholders’ Equity:
Common stock, $0.0025 par value; 120,000,000 shares authorized; 51,976,061 shares (actual) and 63,976,061 shares (as adjusted) issued and outstanding as of November 30, 2011	$130	$160
Additional paid-in capital	199,106	299,696
Accumulated deficit	(62,265)	(62,265)
Accumulated other comprehensive loss	(652)	(652)

Total stockholders’ equity	$136,319	$236,939

PRICE RANGE OF COMMON STOCK

From June 21, 2006 through April 1, 2009, our common stock was traded on the Alternative Investment Market (“AIM”) of the London Stock Exchange under the symbol “OCZ.” From April 2, 2009 to January 13, 2010, our common stock was not publicly traded and we did not undertake any efforts to determine whether transfers or trades occurred during this period of time and if transfers or trades did occur, the price(s) at which such transfers or trades occurred. On January 14, 2010 our common stock was listed on the Over-the-Counter Bulletin Board (“OTCBB”) and was traded on the OTCBB from February 10, 2010 to April 22, 2010. Since April 23, 2010, our common stock has been quoted on The NASDAQ Capital Market. The quotations below reflect the high and low bid prices for our common stock since March 1, 2009 as reported on AIM, OTCBB and The NASDAQ Capital Market, as applicable. The quotations below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

The NASDAQ Capital Market	High	Low
Fiscal 2012:
Fourth Quarter (December 1, 2011—February 7, 2012)	$10.05	$6.26
Third Quarter (September 1, 2011—November 30, 2011)	8.75	4.14
Second Quarter (June 1, 2011—August 31, 2011)	10.94	4.84
First Quarter (March 1, 2011—May 31, 2011)	10.48	6.37

Fiscal 2011:
Fourth Quarter (December 1, 2010—February 28, 2011)	9.16	3.81
Third Quarter (September 1, 2010—November 30, 2010)	4.42	1.90
Second Quarter (June 1, 2010—August 31, 2010)	3.89	1.80
Period of April 23, 2010—May 31, 2010	5.05	3.30

OTCBB	High	Low
Fiscal 2011:
Period of March 1, 2010—April 22, 2010	6.00	3.95

Fiscal 2010:
Period of January 14, 2010—February 28, 2010	6.25	5.25

AIM	High	Low
Fiscal 2010:
Period of March 1, 2009—April 1, 2009	0.36	0.12

As of January 9, 2012, we had 53,757,357 shares of common stock outstanding. The last reported sale price of our common stock on the NASDAQ Capital Market on February 7, 2012 was $9.41 per share.

DIVIDEND POLICY

We have not paid any cash dividends on any of our shares to date, and we do not anticipate declaring or paying any cash dividends on our common stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our Board of Directors and will be contingent upon our then existing conditions, operating results, revenues and earnings, if any, contractual restrictions, capital requirements, business prospects and general financial condition, and other factors our Board of Directors may deem relevant. The payment of any dividends will also be subject to the requirements of the Delaware General Corporation Law and certain restrictions contained in the SVB Agreement. For as long as such agreement remains in effect, we would need the written consent of Silicon Valley Bank before making a cash dividend payment. We expect that any agreement that replaces the SVB Agreement, including the WFCF facility, will contain similar restrictions. There are currently no restrictions that materially limit our ability to pay stock dividends, or that we reasonably believe are likely to limit materially the future payment of stock dividends.

MANAGEMENT

Set forth below are the names, ages as of January 9, 2012, and positions with us of our executive officers and directors and other key employees.

Name	Age	Position(s)
Executive Officers and Directors:
Ryan M. Petersen	36	Chief Executive Officer and Director
Arthur F. Knapp, Jr.	63	Chief Financial Officer
Alex Mei	36	Executive Vice President, Chief Marketing Officer
Richard Singh	51	Chief Sales Officer
Adam J. Epstein	46	Director
Richard L. Hunter	59	Director
Russell J. Knittel	61	Director
Ralph Schmitt	51	Director

Other Key Employees:
John Apps	31	Senior Vice President of Operations
Eugene Chang	38	Vice President of Purchasing
Hyun Mo Chung	36	Senior Vice President of R&D of OCZ and Chief Technology Officer of Indilinx
Bumsoo Kim	43	President of OCZ’s Semiconductor Division and Chief Executive Officer and President of Indilinx
Daryl Lang	38	Vice President of Product Management
Vincent Nguyen	47	Vice President of Manufacturing and General Manager OCZ APAC
Bob Roark	56	Vice President of Operations—Power Management
Dr. Michael Schuette	54	Vice President of Technology Development
James Tout	43	Vice President of Engineering

Ryan M. Petersen has served as Chief Executive Officer and a member of our Board since founding OCZ in 2002. He is the inventor or co-inventor of much of our proprietary technology. He started as an employee at Micron Technology, Inc. and thereafter became an entrepreneur and self-taught innovator in the field of semiconductor enhancement. Mr. Petersen is an active member of JEDEC, the technical standards body. In excess of ten years ago, Mr. Petersen plead guilty or was convicted of crimes for conduct including the possession and sale of marijuana, theft, selling stolen property and forging a check.

Arthur F. Knapp, Jr. has served as Chief Financial Officer since December 2010. He also served as our Chief Financial Officer from November 2005 to March 2009, served as our Vice President of Finance from March 2009 to October 2010 and served as our Interim Chief Financial Officer from October 2010 to December 2010. Mr. Knapp previously served as Chief Financial Officer at publicly-held high-tech companies such as Duquesne Systems, Inc., LEGENT Corporation, Boole & Babbage inc., and Calico Commerce, Inc. Mr. Knapp also spent 10 years in public accounting and is a CPA/CMA. Mr. Knapp holds a B.S. in Accounting from Penn State University.

Alex Mei has served as our Executive Vice President and Chief Marketing Officer since February 2006 and is responsible for our branding, product launches, channel support, and public relations. From October 2004 to February 2006, Mr. Mei served as our Senior Vice President of Marketing. Mr. Mei also served as one of our directors from April 2007 to July 2009. From 1999 to 2003, Mr. Mei served as Global Marketing Manager of First International Computer Inc. Mr. Mei holds a B.S. in Marketing Management from California Polytechnic State University, San Luis Obispo.

Richard Singh has served as our Chief Sales Officer since March 2011. He served as our Senior Vice President of Worldwide Sales from July 2010 to February 2011. Mr. Singh previously served as the Senior Vice President of Worldwide Sales at OCZ from April 2005 through December 2007. Mr. Singh’s extensive sales background includes storage related companies such as Samsung’s storage division, Toshiba Disk Products Division and Seagate Technology. Mr. Singh has also held sales management positions in other technology companies, including Corsair Memory Inc. and On-Stream Data. He attended USC’s School of Film and graduated from California State University, Chico in 1984 with a B.S. in Business.

Adam J. Epstein has served as a director of OCZ since March 2010. Mr. Epstein is the founding principal of Third Creek Advisors, LLC (“TCA”), a special advisor to boards of small-cap companies and investment funds in connection with corporate finance and capital markets. Prior to founding TCA in 2010, from 2003 to 2009, Mr. Epstein was a co-founder and principal at Enable Capital Management, LLC, an investment firm that provides growth financing to publicly-traded companies. Mr. Epstein previously held managerial roles with Enable Capital, LLC, Surge Components, Inc., MailEncrypt, Inc., Tickets.com, Inc., and Achilles’ Wheels, Inc. Mr. Epstein started his career as an attorney at the law firm of Brobeck, Phleger & Harrison. Mr. Epstein served as the Chief Executive Officer of Superus Holdings, Inc., a private company formed for the purpose of merging other entities therein (“Superus”). The contemplated mergers were never effectuated, and Superus filed for bankruptcy in March 2002, within 12 months after Mr. Epstein resigned as the Chief Executive Officer. He received a bachelor’s degree, cum laude, from Vassar College, and a J.D. from Boston University.

Richard L. Hunter has served as a director of OCZ since March 2010 and has been a partner with Daylight Partners, a venture capital firm since 2008. He is also on the board of three private companies. From 1998 to 2008, Mr. Hunter was with Dell, Inc., a computer manufacturer and services company, where he most recently served as Vice President of Consumer Technical Support and Customer Service and was responsible for managing over 14,000 customer service agents. For seven years, Mr. Hunter led Dell’s Americas manufacturing operations and was responsible for five manufacturing plants, five distribution centers, supply chain management and logistics. Mr. Hunter previously served in managerial roles with Matco Electronics, Texas Instruments, Incorporated, Ericcson/General Electric, Ryan Homes, Exide Electronics and General Electric Company. Mr. Hunter received a bachelor’s degree in mechanical engineering from Georgia Tech.

Russell J. Knittel has served as a director of our company since June 2010. Mr. Knittel served as Interim President and Chief Executive Officer of Synaptics Incorporated from October 2010 until September 2011, as Executive Vice President of Synaptics from July 2007 until October 2010, as Chief Financial Officer and Secretary of Synaptics from April 2000 until September 2009, and as Chief Administrative Officer and Treasurer of Synaptics from November 2001 until September 2009. Mr. Knittel served as Senior Vice President of Synaptics from November 2001 until being named Executive Vice President in July 2007. Mr. Knittel is a director of Synaptics, a leading worldwide developer and supplier of custom-designed human interface solutions that enable people to interact more easily and intuitively with a wide variety of mobile computing, communications, entertainment, and other electronic devices and whose stock is listed on the Nasdaq Global Select Market. Mr. Knittel is a director of MarineMax, Inc., the nation’s largest recreational boat retailer, whose stock is traded on the New York Stock Exchange. Mr. Knittel holds a Bachelor of Arts degree in accounting from California State University and an M.B.A. from San Jose State University.

Ralph Schmitt has served as a director of OCZ since April 2011 and has served as president and CEO of PLX Technology, Inc., a global provider of semiconductor-based connectivity solutions primarily targeting the enterprise and consumer markets since 2008. He has also chaired the GSA Emerging Company Council since 2010. During 2008, he consulted with a variety of venture capitalists, and acted as CEO of Legend Silicon, a privately funded Chinese terrestrial digital TV semiconductor company. From 2005 through 2007, Schmitt was CEO of Sipex, an analog semiconductor company that merged with Exar in 2007, where he was appointed CEO. From 1999 to 2005, Schmitt was executive vice president of Sales, Marketing, and Business Development for Cypress Semiconductor where he led sales growth to more than $1 billion while also overseeing the acquisition and integration of numerous companies. Schmitt has served on the boards at Cypress subsidiaries and other privately-held semiconductor and systems companies. Schmitt holds a B.S.E.E. from Rutgers University.

John Apps has served as our Senior Vice President of Operations since July 2007. He served as Senior Vice President of Information Systems from August 2006 to July 2007, served as General Manager for our European branch from July 2005 to August 2006 and served as General Manager of the Canadian branch from September 2003 to July 2005. Prior to joining us in 2003, Mr. Apps was involved in several entrepreneurial activities and founded companies, such as IANAG, Review Locater and Ramstore Canada. Mr. Apps studied Computer Science at the University of Windsor, Canada.

Eugene Chang joined us in January 2008 and has served as our Vice President of Purchasing since January 2009. Prior to joining us, he served as the Product Marketing Manager at Everex Systems from April 2007 to December 2008. Mr. Chang has held other senior level product management positions at First International Computer from September 1999 to April 2007 and Twinhead from April 1996 to September 1999. Mr. Chang holds a B.A. in Psychology from the University of California, San Diego.

Hyun Mo Chung co-founded Indilinx in 2006 and has served as its Chief Technology officer since its inception and as our Senior Vice President of R&D since March 2011. He has over 10 years of software engineering experience specializing in NAND flash-based storage devices, operating systems, file systems, and memory management. He combines a range of deep expertise from the operating system down to the semiconductor memory with a highly integrative approach to storage architecture design, enabling the achievement of truly optimized SSD controllers and NAND flash-based storage subsystems. Prior to co-founding Indilinx, Hyun Mo held software engineering positions at Samsung Electronics Software Center and Memory Division, where he led the development of the highest speed flash memory cards on the market. Hyun Mo earned his B.S. and M.S. degrees in Computer Engineering from Seoul National University.

Bumsoo Kim co-founded Indilinx in 2006 and has served as its Chief Executive Officer and President since its inception and as President of our Semiconductor Division since March 2011. He has more than a decade of groundbreaking NAND flash development experience, having founded and managed Samsung Electronics’ NAND flash software development group. Bumsoo holds 22 patents related to NAND flash memory management, which include innovations in NAND flash control algorithms, flash-aware operating systems and file systems, data recovery, and wear leveling. Prior to co-founding Indilinx, Bumsoo held executive and senior management positions at Hyundai IT and Samsung Electronics and was a research specialist at IBM’s prestigious Thomas J. Watson Research Center. Bumsoo earned his BS and MS degrees in Computer Engineering from Seoul National University and had completed his Ph.D. coursework before being recruited to lead Samsung’s flash memory software initiatives.

Daryl Lang joined us in November 2009 and has served as our Vice President of Product Management since December 2010. Prior to joining us in 2009, Mr. Lang served as the Strategic Alliance Manager focusing on storage technology at AMD from July 2000 to November 2008. In addition, he has held high level positions at other hi-tech companies including Aureal Semiconductor and Diamond Multimedia. Mr. Lang studied Electrical Engineering at California Polytechnic State University, San Luis Obispo University.

Vincent Nguyen has served as our Vice President of Manufacturing and General Manager OCZ APAC since September 2008. Mr. Nguyen served as Vice President of Operations for Corsair from July 2006 to April 2008. Mr. Nguyen holds a B.S. in Mechanical Engineering from California Polytechnic State University.

Bob Roark has served as our Vice President of Operations—Power Management since May 2007. Mr. Roark is responsible for overseeing the operations of OCZ’s Power Management Division which includes both OCZ and PC Power and Cooling power related product lines. Mr. Roark joined PC Power & Cooling in 1989 as the General Manager. Prior to this, Mr. Roark’s previous 13 years experience was in Aerospace Material Processing where he managed major manufacturer accounts, production control, and logistics support with Lindberg Heat Treating Company and Aerochem, Inc.

Dr. Michael Schuette joined OCZ part time in January 2004 and has served as our Vice President of Technology Development since January 2007. Dr. Schuette has held various technology development positions including memory industry at Enhanced Memory Systems, a division of Ramtron Int., from May 2000 to October 2002, intellectual property management at TAEUS International from February 2004 to June 2006 and power and cooling industry at OnScreen Technology from June 2006 to December 2006. He is widely known as a technology author, a prolific inventor, the founder of the popular technical website, LostCircuits, and the Co-Founder of Data-Secure, LLC. Dr. Schuette holds a Ph.D. in Neurobiology and Physics from the Ludwig Maximilian University, Munich.

James Tout, Vice President of Engineering, joined OCZ in October 2011 through our acquisition of PLX Technology’s UK Storage Division. He has over 20 years of experience in firmware and silicon architecture and is responsible for leading multi-discipline and multi-location teams that develop next generation SoCs and firmware for OCZ solid state drives. At PLX Technology, Mr. Tout served as Vice President of Engineering—Storage Group and UK General Manager from January 2009 to October 2011. Mr. Tout was also Vice President—Engineering and UK General Manager at Oxford Semiconductor from October 2005 until its acquisition by PLX Technology in January 2009. He has previously held senior engineering and management positions at other technology companies including Madge Networks and Racal Research. Mr. Tout holds an M.A. in Engineering from Cambridge University.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of January 9, 2012 by (i) each person who is a director, (ii) our named executive officers who were serving as executive officers on such date, (iii) our directors and officers as a group and (iv) each person we know to own beneficially more than 5% of our common stock. As of January 9, 2012, we had 53,757,357 shares of our common stock issued and outstanding. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

Unless otherwise indicated, all persons named below can be reached at OCZ Technology Group, Inc., 6373 San Ignacio Avenue, San Jose, California 95119.

Name and Address	Number of Shares(1)	Percent(2)
Ryan M. Petersen(3)	2,499,998	4.7%
Alex Mei(4)	315,500	*
Arthur F. Knapp(5)	664,117	1.2%
Richard Singh(6)	231,500	*
Adam J. Epstein(7)	257,612	*
Richard L. Hunter(8)	182,614	*
Russell J. Knittel(9)	172,614	*
Ralph Schmitt(10)	75,000	*
Directors and executive officers as a group (8 persons)(11)	4,398,955	8.2%
Empire Capital Management LLC(12)	3,500,000	6.5%
1 Gorham Island, Suite 201
Westport, CT 06880
Roxbury Capital Management, LLC(13)	3,256,207	6.1%
6001 Shady Oak Road, Suite 200
Minnetonka, MN 55343

*	Represents less than 1% of the issued and outstanding shares of our common stock as of January 9, 2012.
(1)	Under the rules of the SEC, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days upon the exercise of their options. Except as otherwise noted, options granted under our Stock Incentive Plan are immediately exercisable, subject to our right to repurchase unvested shares upon termination of employment or other service at a price equal to the option exercise price.
(2)	Calculated on the basis of 53,757,357 shares of common stock outstanding as of January 9, 2012, provided that any additional shares of common stock that a stockholder has the right to acquire within 60 days after the date of this filing are deemed to be outstanding for the purpose of calculating that stockholder’s percentage beneficial ownership.
(3)	All of the shares are held by the Petersen Family Trust. Mr. Petersen, as trustee of this trust, has voting and dispositive power over these securities.
(4)	Includes 315,500 shares subject to immediately exercisable options, of which 247,583 shares will be vested within 60 days of January 9, 2012.
(5)	Includes 290,000 shares subject to immediately exercisable options, of which 115,833 shares will be vested within 60 days of January 9, 2012.
(6)	Includes 231,500 shares subject to immediately exercisable options, of which 81,500 will be vested within 60 days of January 9, 2012.
(7)	Includes (i) immediately exercisable warrants to purchase 16,666 shares of our common stock, and (ii) 182,614 shares subject to immediately exercisable options, of which 107,285 shares will be vested within 60 days of January 9, 2012.

(8)	Includes 172,614 shares subject to immediately exercisable options, of which 97,285 shares will be vested within 60 days of January 9, 2012.
(9)	Includes 172,614 shares subject to immediately exercisable options, of which 88,118 shares will be vested within 60 days of January 9, 2012.
(10)	Includes 75,000 shares subject to immediately exercisable options, of which 20,833 shares will be vested within 60 days of January 9, 2012.
(11)	See notes 3 through 10. Includes 1,456,508 shares subject to options and warrants that are currently exercisable or will become exercisable within 60 days of January 9, 2012 that are beneficially owned by current executive officers and directors.
(12)	Includes immediately exercisable warrants to purchase 450,000 shares of our common stock and 550,000 shares of our common stock underlying call options. Based on information contained in a Schedule 13G filed by: (i) Empire Capital Management, LLC, a Delaware limited liability company (“Empire Management”) with respect to the shares of our common stock directly held by certain funds to which Empire Management serves as investment manager (the “Empire Funds”); (ii) Mr. Scott A. Fine (“Mr. Fine”), with respect to the shares of our common stock directly held by the Empire Funds; and (iii) Mr. Peter J. Richards (“Mr. Richards”), with respect to the shares of our common stock directly held by the Empire Funds, with the SEC on September 2, 2011 to report beneficial ownership of shares of OCZ’s common stock. Empire Management serves as the investment manager to and has investment discretion over the securities held by the Empire Funds. Mr. Fine and Mr. Richards are the only Managing Members of Empire Management. Mr. Fine and Mr. Richards disclaim beneficial ownership of such shares of common stock, except with respect to any pecuniary interest in such securities pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
(13)	Based on information contained in a Schedule 13G filed by Roxbury Capital Management, LLC with the SEC on January 23, 2012 to report beneficial ownership of shares of OCZ’s common stock as of December 31, 2011.

MATERIAL UNITED STATES FEDERAL INCOME TAX AND ESTATE TAX CONSEQUENCES FOR

NON-U.S. HOLDERS

The following is a discussion of the material United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. This discussion is limited to non-U.S. holders that purchase our common stock issued pursuant to this offering and deals only with such common stock that is held as a capital asset by such a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended, or the “Code”, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those discussed below. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including, without limitation, if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” a partnership or other pass-through entity for United States federal income tax purposes, a bank or other financial institution, insurance company, dealer or trader in securities that elect to use a mark-to-market method of accounting for their securities holdings or tax-exempt entity). A change in law could alter significantly the tax considerations that we describe in this discussion.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Distributions on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a tax-free return of capital and will first reduce your adjusted basis in our common stock, but not below zero, and then will be treated as gain from the sale of the stock as discussed below under “—Gain on Disposition of Common Stock.”

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty and the non-U.S. holder has provided the documentation required to claim benefits under such treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment of the non-U.S. holder), are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied, including completing and providing us with Internal Revenue Service Form W-8ECI. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the sale or other taxable disposition of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for United States federal income tax purposes (a “USRPHC”) at any time within the shorter of the five-year period preceding such disposition and the period during which the non-U.S. holder held our common stock.

An individual non-U.S. holder described in the first bullet point above will be subject to tax on the net gain derived from the disposition under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a USRPHC. Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for the use in a trade or business (all as determined for United States federal income tax purposes). Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as United States real property interests only if you actually or constructively hold more than 5% of such regularly traded common stock.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax or exchange of information treaty.

A non-U.S. holder will be subject to backup withholding (currently at a rate of 28%) for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

Foreign Account Tax Compliance

Recently enacted legislation generally imposes a withholding tax of 30% on dividends and the gross proceeds of a disposition of common stock paid to a foreign financial institution (as specifically defined under this legislation), unless such institution enters into an agreement with the United States government to collect and provide to the United States tax authorities substantial information regarding certain United States account holders of such institution (which would include certain account holders that are foreign entities with United States owners). The legislation also generally imposes a withholding tax of 30% on dividend income and the gross proceeds of a disposition of common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with certain certification or information relating to United States ownership of the entity. Under certain circumstances, such foreign persons might be eligible for refunds or credits of such taxes. These rules generally would apply to payments made after December 31, 2014. Non-U.S. holders are encouraged to consult with their tax advisors regarding the possible implications of this legislation with respect to an investment in the common stock.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Stifel, Nicolaus & Company, Incorporated are acting as representatives the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	5,700,000
Stifel, Nicolaus & Company, Incorporated	3,900,000
Piper Jaffray & Co.	1,215,000
Needham & Company, LLC	1,185,000

Total	12,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,800,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.3240 per share. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers. The offering of the shares of common stock by the underwriters is subject to receipt and acceptance of such shares and subject to the underwriters’ right to reject any order in whole or in part.

The following table summarizes the compensation we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$0.54	$0.54	$6,480,000	$7,452,000

We estimate that our out of pocket expenses for this offering, other than the underwriting discounts and commissions referred to above, will be approximately $900,000.

The underwriters will require all of our directors and executive officers to agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 90 days after the public offering date set forth in this prospectus.

The restrictions described in the immediately preceding paragraph do not apply to:

•

transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock as a bona fide gift, provided that any such recipient agrees to be bound by the terms of the restrictions described above;

•	transactions pursuant to any trading plan established pursuant to Rule 10b5-1 of the Exchange Act that has been entered into by the individual prior to the date of the agreement; or

•

the entry into any trading plan established pursuant to Rule 10b5-1 of the Exchange Act, provided that no sales or other dispositions may occur under such plan until the expiration of the restricted period.

We have agreed that for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of Credit Suisse Securities (USA) LLC, offer, sell or otherwise dispose of any shares of common stock or any other securities of ours convertible or exchangeable into common stock, or file a registration statement relating to common stock, or publicly disclose the intention to take any such action, except for (i) the issuance of shares of common stock under our employee stock option plans existing on the date of the underwriting agreement, (ii) the issuance of shares of common stock upon the conversion, exercise or exchange of convertible, exercisable or exchangeable securities of ours and (iii) the issuance of shares of common stock in connection with an acquisition by or merger of OCZ.

The 90-day restricted period in all of the agreements is subject to extension if (i) during the last 17 days of the restricted period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions imposed in these lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Credit Suisse Securities (USA) LLC waives the extension in writing.

Credit Suisse Securities (USA) LLC may, in its sole discretion and at any time or from time to time before the termination of the 90-day restricted period, without notice, release all or any portion of the securities subject to lock-up agreements.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock is listed on the NASDAQ Capital Market under the symbol “OCZ.”

The underwriters and their respective affiliates have performed and may in the future perform investment banking, financial advisory and lending services for us and our affiliates from time to time, for which they have received customary compensation, and may do so in the future. In addition, from time to time, the underwriters and their respective affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Capital Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of the shares of common stock has not been made or will not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the shares of common stock to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last (or, in Sweden, its last two) annual or consolidated accounts; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of common stock shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase any shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/7 1/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom. This prospectus supplement and the accompanying prospectus do not constitute a prospectus for the purposes of the prospectus rules issued by the UK Financial Services Authorities (the “FSA”), pursuant to section 84 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”), and has not been filed with the FSA. The shares of common stock may not be offered or sold and will not be offered or sold to the public in the UK (within the meaning of section 102B of the FSMA) save in the circumstances where it is lawful to do so without an approved prospectus (with the meaning of the section 85 of the FSMA) being made available to the public before the offer is made. In addition, no person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale or any shares of common stock except in circumstances in which section 21(1) of the FSMA does not apply to us. This prospectus supplement and the accompanying prospectus are directed only at (i) persons who are outside the UK and (ii) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “FPO”), or (iii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49 of the FPO.

Any investment or investment activity to which this prospectus supplement and the accompanying prospectus relate is only available to and will only be engaged in with such persons who fall within (ii) or (iii) above, and persons who do not should not rely on or act upon this communication.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta, British Columbia and Manitoba on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•

the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus and Registration Exemptions,

•

the purchaser is a “Canadian permitted client” as defined in National Instrument 31-103—Registration Requirements and Exemptions, or as otherwise interpreted and applied by the Canadian Securities Administrators,

•	where required by law, the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•

the purchaser acknowledges and consents to the provision of specified information concerning the purchase of the common stock to the regulatory authority that by law is entitled to collect the information, including certain personal information. For purchasers in Ontario, questions about such indirect collection of personal information should be directed to Administrative Support Clerk, Ontario Securities Commission, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8 or on (416) 593-3684.

Rights of Action—Ontario Purchasers

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the common stock offered by this prospectus supplement and the accompanying prospectus will be passed upon for us by Mayer Brown LLP, Chicago, Illinois. Shearman & Sterling LLP, San Francisco, California will pass upon certain legal matters related to this offering for the underwriters.

EXPERTS

The consolidated financial statements for the fiscal years ended February 28, 2010 and February 28, 2011 incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K (as amended) of OCZ Technology Group, Inc. for the fiscal year ended February 28, 2011 have been so incorporated in reliance on the report of Crowe Horwath LLP, an independent registered public accounting firm, given upon their authority as experts in accounting and auditing.

The consolidated financial statements of OCZ Technology Group, Inc. and subsidiaries for the fiscal year ended February 28, 2009 have been incorporated by reference herein and in the registration statement in reliance upon the reports of Crowe Clark Whitehill LLP (On October 1, 2010, Horwath Clark Whitehill LLP changed its name to Crowe Clark Whitehill LLP), which is an independent registered public accounting firm, as stated in their report dated May 1, 2009, which is incorporated by reference herein, and such consolidated financial statements have been so incorporated by reference herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The audited statements of financial position of Indilinx Co., Ltd. as of December 31, 2010 and the related statements of operations, disposition of accumulated deficit, changes in equity and cash flows for the year ended December 31, 2010 have been incorporated by reference herein from OCZ Technology Group, Inc.’s Current Report on Form 8-K/A (filed on June 3, 2011) in reliance upon the report of E-chon Accounting Corporation, independent auditors, upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement and the accompanying prospectus are part of the registration statement on Form S-3 we filed with the SEC under the Securities Act and do not contain all the information set forth in the registration statement. Whenever a reference is made in this prospectus supplement or the accompanying prospectus to any of our contracts, agreements or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement or the exhibits to the reports or other documents incorporated by reference in this prospectus supplement and the accompanying prospectus for a copy of such contract, agreement or other document. Because we are subject to the information and reporting requirements of the Exchange Act we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The website, and, except as expressly incorporated herein, the information contained therein, is not a part of this prospectus supplement. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

INFORMATION INCORPORATED BY REFERENCE

We are “incorporating by reference” certain documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus. Statements contained in documents that we subsequently file with the SEC and that are incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus, including information in previously filed documents or reports that have been incorporated by reference in this prospectus, to the extent the new information differs from or is inconsistent with the old information.

We have filed the following documents with the SEC and they are incorporated herein by reference as of their respective dates of filing:

•	Our Annual Report on Form 10-K for the fiscal year ended February 28, 2011, as filed with the SEC on May 17, 2011, and Amendment No. 1 thereto on Form 10-K/A, as filed with the SEC on May 31, 2011.

•

Our Quarterly Reports on Form 10-Q for the quarterly period ended May 31, 2011, as filed with the SEC on July 15, 2011, Form 10-Q for the quarterly period ended August 31, 2011, as filed with the SEC on October 12, 2011, and Amendment No. 1 thereto on Form 10-Q/A, as filed with the SEC on October 13, 2011, and Form 10-Q for the quarterly period ended November 30, 2011, as filed with the SEC on January 17, 2012.

•

Our Current Reports on Form 8-K, as filed with the SEC on March 18, 2011, March 28, 2011, as amended by our Current Report on Form 8-K/A filed with the SEC on June 3, 2011, April 13, 2011, April 25, 2011, September 30, 2011, October 28, 2011, January 13, 2012 and February 1, 2012 (other than documents or portions of those documents not deemed to be filed).

•

The description of our common stock contained in our Registration Statement on Form 10, registering our common stock pursuant to Section 12(g) of the Exchange Act, File No. 000-53633, filed with the SEC on September 30, 2009, including any amendment or report filed for the purpose of updating such description.

•	Our Registration Statement on Form 8-A filed with the SEC on November 2, 2011, registering the Preferred Stock Purchase Rights under Section 12(b) of the Exchange Act.

We also incorporate by reference all documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the effective date of this registration statement and prior to the sale of all shares of common stock to which this prospectus relates or the termination of the registration statement. Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC.

Any statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is also incorporated in this prospectus modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us at:

OCZ Technology Group, Inc.

6373 San Ignacio Avenue

San Jose, California 95119

(408) 733-8400

You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any prospectus supplement or that we have specifically referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

PROSPECTUS

$150,000,000

Common Stock

This prospectus relates to shares of OCZ Technology Group, Inc. common stock (including the associated preferred share purchase rights) which may be offered and sold from time to time. The aggregate initial offering price of all common stock sold under this prospectus will not exceed $150,000,000. The common stock of OCZ Technology Group, Inc. is listed on The NASDAQ Capital Market under the symbol “OCZ.”

Each time we sell shares of our common stock hereunder, we will attach a supplement to this prospectus that contains specific information about the terms of the offering, including the price at which we are offering the shares to the public. The prospectus supplement may also add, update or change information contained or incorporated in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in shares of our common stock.

The shares of our common stock may be offered directly by us, through agents designated from time to time by us or to or through underwriters or dealers. If any agents, dealers or underwriters are involved in the sale of any of shares of our common stock, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. See the section entitled “About This Prospectus” for more information.

We currently have four effective registration statements pursuant to which the selling stockholders identified in the prospectuses that are part of those registration statements may sell from time to time up to an aggregate of (i) 21,159,510 shares of outstanding common stock and (ii) 4,048,089 shares of common stock issuable upon exercise of outstanding warrants.

Investing in shares of our common stock involves risks. See the section entitled “Risk Factors” beginning on page 2 of this prospectus. You should carefully read and consider these risk factors before you invest in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 9, 2011.

i

The distribution of this prospectus may be restricted by law in certain jurisdictions. You should inform yourself about and observe any of these restrictions. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you.

This prospectus and any accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered shares of our common stock to which they relate.

We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, than contained in this prospectus, including in any of the materials that we have incorporated by reference into this prospectus, any accompanying prospectus supplement, and any free writing prospectus prepared or authorized by us. Therefore, if anyone does give you information of this sort, you should not rely on it as authorized by us. You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement.

You should not assume that the information contained in this prospectus and any accompanying supplement to this prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying supplement to this prospectus is delivered or securities are sold on a later date.

Neither the delivery of this prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date hereof or that the information incorporated by reference herein is correct as of any time subsequent to the date of such information.

ii

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”), using a “shelf” registration process. Under this shelf registration process, we may, from time to time, offer and sell the shares of our common stock described in this prospectus in one or more offerings. The aggregate initial offering price of all the shares of our common stock sold under this prospectus will not exceed $150,000,000.

This prospectus provides certain general information about the shares of our common stock that we may offer hereunder. Each time we offer shares of our common stock hereunder, we will attach a prospectus supplement to this prospectus. The prospectus supplement will contain the specific information about the terms of that offering. In each prospectus supplement, we will include the following information:

•	The number of shares of common stock that we propose to sell;

•	The public offering price per share of the common stock;

•	The names of any underwriters, agents or dealers through or to which the shares of the common stock will be sold;

•	Any compensation to those underwriters, agents or dealers;

•	Any additional risk factors applicable to the shares of our common stock or our business and operations; and

•	Any other material information about the offering and sale of the shares of common stock.

In addition, the prospectus supplement may also add, update or change the information contained or incorporated in this prospectus. The prospectus supplement will supersede this prospectus to the extent it contains information that is different from, or that conflicts with, the information contained or incorporated in this prospectus. You should read and consider all information contained in this prospectus and any accompanying prospectus supplement in making your investment decision, together with additional information described under the heading “Incorporation of Certain Information by Reference” and “Where You Can Find More Information” in this prospectus.

Unless otherwise indicated or the context otherwise requires, the terms “we,” “us,” “our,” the “Company,” “OCZ” and similar terms refer to OCZ Technology Group, Inc., a Delaware corporation, and our subsidiaries.

THE COMPANY

We are a leader in the design, manufacture and distribution of high-performance solid state drives (“SSDs”). We focus primarily on three markets: High-Performance and Server, Enterprise and Consumer.

•	High Performance and Server – Includes servers, workstations and high-performance computing devices primarily used in the enterprise and in specialized environments including technology and aviation.

•	Enterprise – Includes data centers, cloud computing, enterprise computing devices and storage area networks.

•	Consumer – Includes a broad array of consumer devices including PCs, laptops, tablets, gaming devices and mobile handsets.

Our products provide high-performance SSDs to each of our key markets at competitive prices. We sell our SSDs and components directly to enterprise customers and original equipment manufacturers (“OEMs”), through our direct sales force, and to other end customers through a channel of systems integrators, information technology (“IT”) integrators and fulfillment and retail distributors, including many online retailers that are focused on technology.

Historically, we primarily focused on developing, manufacturing and selling high-performance DRAM memory modules to computing enthusiasts through catalog and online retail channels. As the market for SSDs began to develop over the last several years, we have shifted our focus to serve this emerging market as our primary focus. We believe that our strong R&D foundation in memory has provided a solid R&D platform and natural transition to develop our SSD capabilities, given the technological similarities between product categories. We began to implement a strategy to shift our focus towards the emerging SSD market in early 2009, which has resulted in our revenue mix shifting heavily towards SSDs, which became a majority of our business in 2010. In August 2010, we announced that we planned to deemphasize our legacy memory products by discontinuing certain low margin commodity DRAM module products. By February 28, 2011, the end of our fiscal year, we had discontinued our legacy memory products to focus on SSDs in accordance with our previously announced plans in January 2011. Throughout this period we have continued to invest in R&D surrounding a wide array of SSD types and interfaces.

In addition to our SSD product lines, we design, develop, manufacture and sell other high-performance components for computing devices and systems, including thermal management solutions and AC/DC switching power supplies. We offer our customers flexibility and customization by providing a broad array of solutions which are interoperable and can be configured alone or in combination to enable computers to operate faster and more reliably, efficiently and cost effectively. Through our diversified and global distribution channel, we offer approximately 200 products to more than 400 customers, including leading online and offline retailers, OEMs and IT distributers.

Recent Developments

From time to time, we enter into various inventory related purchase commitments with our suppliers. During October 2011, we entered into a non-cancelable purchase order agreement with a maximum commitment of approximately $18 million to purchase specified components from a certain supplier. Those purchases must be completed by the end of April 2013. All purchases from this supplier are expected to sell in the normal course of business.

Corporate Information

We were founded in 2002 and incorporated in Delaware in December 2004. Our principal executive offices are located at 6373 San Ignacio Avenue, San Jose California, 95119, and our telephone number is (408) 733-8400. Our website address is www.ocztechnology.com. The information on, or that can be accessed through our website is not part of this prospectus.

RISK FACTORS

Investing in shares of our common stock involves risk. Before making any investment decision, you should carefully consider the risk factors set forth below, under the caption “Risk Factors” in the applicable prospectus supplement and under the caption “Risk Factors” in our most recent annual report on Form 10-K (as amended) and our subsequent quarterly reports on Form 10-Q (as amended), which are incorporated by reference in this prospectus, as well as in any applicable prospectus supplement, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

These risks could materially affect our business, results of operation or financial condition and affect the value of our common stock. You could lose all or part of your investment. For more information, see “Where You Can Find More Information.”

Risks Related to our Common Stock and this Offering

The price of our common stock may be volatile and subject to wide fluctuations.

The market price of the securities of technology companies has been especially volatile. In addition, our common stock was listed on the OTCBB since January 14, 2010 and only recently began trading on the NASDAQ Capital Market on April 23, 2010. Accordingly, we have an extremely limited history of public trading of our common stock within the United States. The market price of our common stock may be subject to wide fluctuations. If our net sales do not increase or increase less than we anticipate, or if operating or capital expenditures exceed our expectations and cannot be adjusted accordingly, or if some other event adversely affects us, the market price of our common stock could decline. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuations in our stock price may include, among other things:

•	Actual or anticipated variations in quarterly operating results;

•	Changes in financial estimates by us or by any securities analysts who might cover our stock, or our failure to meet the estimates made by securities analysts;

•	Changes in the market valuations of other companies operating in our industry;

•	Announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

•	Additions or departures of key personnel; and

•	A general downturn in the stock market.

The market price of our stock also might decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we were to become the subject of securities class action litigation, it could result in substantial costs and a diversion of management’s attention and resources.

We may experience significant period-to-period quarterly and annual fluctuations in our net sales and operating results, which may result in volatility in our share price.

We may experience significant period-to-period fluctuations in our net sales and operating results in the future due to a number of factors and any such variations may cause our share price to fluctuate. It is likely that in some future period our operating results will be below the expectations of securities analysts or investors. If this occurs, our share price could drop significantly.

A number of factors, in addition to those cited in other risk factors applicable to our business, may contribute to fluctuations in our sales and operating results, including:

•	The timing and volume of orders from our customers;

•	The rate of acceptance of our products by our customers, including the acceptance of design wins;

•	The demand for and life cycles of the products incorporating our products;

•	The rate of adoption of our products in the end markets we target;

•	Cancellations or deferrals of customer orders in anticipation of new products or product enhancements from us or our competitors or other providers;

•	Changes in product mix; and

•	The rate at which new markets emerge for products we are currently developing or for which our design expertise can be utilized to develop products for these new markets.

The sale of our outstanding common stock and exercise of outstanding warrants and options are not subject to lock-up restrictions and may have an adverse effect on the market price of our stock.

As of November 4, 2011, we had 51,852,676 shares of common stock outstanding, options to purchase an aggregate of 5,329,537 shares of common stock outstanding, and warrants to purchase an aggregate of 4,048,089 shares of common stock outstanding. The sale or even the possibility of sale of such stock or the stock underlying the options and warrants could have an adverse effect on the market price for our securities or on our ability to obtain a future public financing. If and to the extent that warrants and/or options are exercised, stockholders could be diluted.

Future sales of shares could depress our share price.

Sales of our common stock in the public market, or the perception that such sales could occur, could negatively impact the price of our common stock. We have a number of institutional stockholders that own significant blocks of our common stock. If one or more of these stockholders were to sell large portions of their holdings in a relatively short time, for liquidity or other reasons, the prevailing market price of our common stock could be negatively affected.

In addition, the issuance of additional shares of our common stock pursuant to this prospectus, or issuances of securities convertible into or exercisable for our common stock or other equity-linked securities, including preferred stock or warrants, will dilute the ownership interest of our common stockholders and could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

We may need to seek additional capital. If this additional financing is obtained through the issuance of equity securities, debt convertible into equity or options or warrants to acquire equity securities, our existing stockholders could experience significant dilution upon the issuance, conversion or exercise of such securities.

Anti-takeover provisions in our organizational documents and our stockholder rights plan may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.

Our fourth amended and restated certificate of incorporation (“Certificate of Incorporation”) includes provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions, including, among other things, provisions that restrict the ability of our stockholders to call meetings and provisions that authorize our Board of Directors of directors, without action by our stockholders, to issue additional common stock. These provisions could deter, delay or prevent a third party from acquiring control of us in a tender offer or similar transactions, even if such transaction would benefit our stockholders.

On October 25, 2011, our Board of Directors authorized a stockholder rights plan and declared a dividend of one preferred share purchase right for each share of our common stock outstanding to stockholders of record at the close of business on November 4, 2011. When exercisable, each right will entitle the registered holder to purchase from us one one-hundredth of a share of our Series A Junior Participating Preferred Stock at a price of $35.00, subject to adjustment.

The rights are designed to assure that all of our stockholders receive fair and equal treatment in the event of any proposed takeover of us and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of us without paying all stockholders a control premium. The rights will cause substantial dilution to a person or group that acquires beneficial ownership of 20% or more of our common stock on terms not approved by our Board of Directors. However, the rights may have the effect of making an acquisition of us, which may be beneficial to our stockholders, more difficult, and the existence of such rights may prevent or reduce the likelihood of a third-party making an offer for an acquisition of us.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

All statements other than statements of historical facts or current facts included in this prospectus, or incorporated by reference herein, including, without limitation, statements regarding our plans, strategies and prospects, objectives, expectations, intentions, adequacy of resources, and industry estimates, are forward-looking statements. Forward looking identify prospective information and include words such as “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects” and similar expressions.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Item 1A. Risk Factors” in our Annual Report on Form 10-K/A for the year ended February 28, 2011 and elsewhere in this prospectus and any prospectus supplement, including, without limitation, in conjunction with the forward-looking statements included in this prospectus and any prospectus supplement and any documents that we file in the future with the SEC that are incorporated by reference in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. These forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

USE OF PROCEEDS

Unless otherwise described in the applicable prospectus supplement, we intend to use the net proceeds we receive from the sale of the shares of our common stock offered by this prospectus for general corporate purposes, which may include, among other things, repayment of debt, repurchases of common stock, capital expenditures, the financing of possible acquisitions or business expansions (although we have no present commitments or agreements relating to possible acquisitions), increasing our working capital and the financing of ongoing operating expenses and overhead.

DESCRIPTION OF CAPITAL STOCK

The following discussion is a summary of the material terms of our capital stock. The following description of the material terms of our capital stock does not purport to be complete and is qualified by reference to our certificate of incorporation, bylaws and Rights Agreement (as defined below), which documents are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”).

Our Certificate of Incorporation provides that the total number of shares of capital stock that we may issue is 120,000,000 shares of common stock, $0.0025 par value per share, and 20,000,000 shares of preferred stock, $0.0025 par value per share, of which 100,000 shares of preferred stock, $0.0025 par value per share, have been designated as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of our preferred share purchase rights.

Common Stock

As of November 4, 2011, we had 51,852,676 shares of our common stock issued and outstanding. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividend declared by the Board of

Directors. In the event of a liquidation, dissolution or winding up of OCZ, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Holders of our common stock have no preemptive, conversion or redemption rights. Each outstanding share of common stock is, and all shares of common stock to be outstanding after the completion of this offering will be, fully paid and non-assessable.

Preferred Stock

We have authorized for issuance 20,000,000 shares of undesignated preferred stock, of which 100,000 shares of preferred stock, $0.0025 par value per share, have been designated as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of our preferred share purchase rights. As of November 4, 2011, there were no issued and outstanding shares of Series A Junior Participating Preferred Stock. Our Board of Directors has the authority, without further action by the stockholders, to issue preferred stock in one or more series. In addition, the Board of Directors may fix the rights, preferences and privileges of any preferred stock it determines to issue. Any or all of these rights may be superior to the rights of the common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of OCZ or to make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our common stock.

Holders of our preferred stock have voting rights and powers equal to those of the holders of our common stock. In addition, each holder of our preferred stock is entitled to dividends or distributions declared by our Board of Directors as payable to the holders of our common stock.

Anti-Takeover Provisions

Delaware Law

We are subject to Section 203 of the DGCL regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder” during the three year period after such stockholder becomes an “interested stockholder,” unless:

•

Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

The interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

On or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66.67% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

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Any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	The affiliates and associates of any such person.

Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and fourth amended and restated bylaws (“Bylaws”) provide that:

•	Our Board of Directors will be expressly authorized to make, alter or repeal our Bylaws;

•

Our Board of Directors will be divided into three classes of service with staggered three-year terms. This means that only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms;

•	Our Board of Directors will be authorized to issue preferred stock without stockholder approval; and

•

We will indemnify officers and directors against losses they may incur in connection with investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Rights Plan

On October 25, 2011, our Board of Directors declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of our common stock, par value $0.0025 per share, to stockholders of record at the close of business on November 4, 2011 (the “Record Date”). Except as described below, each Right, when exercisable, entitles the registered holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock (a “Preferred Share”) for $35.00 (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between us and Computershare Trust Company, N.A., as Rights Agent.

Initially, the Rights will be attached to all common stock certificates representing shares then outstanding, and no separate Right certificates will be distributed. Until the earlier of (i) the close of business on the tenth day following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of our outstanding common stock, representing 20% or more of our common stock or (ii) the close of business on the tenth business day (or such later date as may be determined by action of our Board of Directors prior to the time that any person becomes an Acquiring Person) following the commencement of a tender or exchange offer (other than certain offers exempted by our Board of Directors as described below) if, upon consummation thereof, such person or group would be the beneficial owner of our common stock representing 20% or more of the common stock (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced by common stock certificates and not by separate certificates.

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with shares of our common stock. Until the Distribution Date (or earlier redemption, expiration or termination of the Rights), the transfer of any common stock certificates will also constitute the transfer of the Rights associated with common stock represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of our common stock as of the close of business on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date and will expire at the earlier of (i) the close of business on October 25, 2014, or (ii) the time at which a person or group accepts for purchase unaffiliated common stock representing more than 50% of our common stock pursuant to a Permitted Offer (as defined below), unless earlier exercised, redeemed or exchanged.

In the event that any person (other than us and employee benefit plans) becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise at the then current exercise price of the Right, shares of our common stock (or, in certain circumstances, cash, property or our other securities) having a value equal to two times the exercise price of the Right.

In the event that, at any time after a person or group has become an Acquiring Person, but prior to the expiration of the Rights, we are acquired in a merger or other business combination transaction or 50% or more of our assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise at the then current exercise price of the Right, common stock of the acquiring or surviving company having a value equal to two times the exercise price of the Right.

Notwithstanding the foregoing, following the occurrence of any of the events set forth in the preceding two paragraphs, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will immediately become null and void. The Rights Agreement permits our Board of Directors to exempt an offer (a “Permitted Offer”) from triggering the features of the Rights Agreement set forth in the preceding two paragraphs if such offer is an exchange or tender offer for all of our outstanding common stock at a price and on terms that, prior to the offeror becoming an Acquiring Person, are determined by a majority of the directors of our Board of Directors that are independent from an Acquiring Person, advised by an investment banking firm, to be (a) at a price and on terms that are fair and not inadequate and (b) otherwise in our best interests and our stockholders.

The Purchase Price payable, and the number of shares of common stock or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution, among other circumstances, in the event of a stock dividend on, or a subdivision, split, combination, consolidation or reclassification of our common stock, or a reverse split of the outstanding shares of our common stock.

At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of our common stock representing 50% or more of us, our Board of Directors may exchange the Rights (other than Rights owned by such Acquiring Person, which have become void), in whole or in part, at an exchange ratio of one share of common stock per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. We will not be required to issue fractions of Preferred Shares (other than fractions which are integral multiples of one one-hundredth of a Preferred Share) and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

Our Board of Directors may, at its option, at any time prior to such time as a person becomes an Acquiring Person, redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). Upon the effectiveness of any action of our Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of us, including, without limitation, the right to vote or receive dividends.

The provisions of the Rights Agreement may be amended by us in our sole discretion, except that any amendment adopted after a person becomes an Acquiring Person may not adversely affect the interests of holders of Rights.

As of the Record Date, there were 51,852,676 shares of common stock outstanding, 10,111,718 shares of common stock reserved for issuance under our 2004 stock incentive plan, of which options to purchase an aggregate of 5,329,537 shares of common stock are outstanding, and 4,048,089 shares of common stock reserved for issuance upon exercise of outstanding warrants. Each outstanding share of common stock on the Record Date received one Right. 100,000 Preferred Shares have been designated Series A Junior Participating Preferred Stock for issuance in connection with the exercise of the Rights.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired, and under certain circumstances the Rights beneficially owned by such a person or group may become void. The Rights should not interfere with any merger or other business combination approved by our Board of Directors because our Board of Directors may, at its option, at any time prior to the time that any person or group becomes an Acquiring Person, redeem all (but not less than all) of the then outstanding Rights at the Redemption Price.

These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of OCZ.

PLAN OF DISTRIBUTION

The shares of our common stock that may be offered by this prospectus may be sold:

•	Through agents;

•	To or through underwriters;

•	To or through broker-dealers (acting as agent or principal);

•	Directly by us or a selling securityholder to purchasers, through a specific bidding or auction process or otherwise,

•	Through a combination of any such methods of sale; and/or

•	Through any other methods as described in a prospectus supplement.

Agents, underwriters or broker-dealers may be paid compensation for offering and selling the shares of our common stock. That compensation may be in the form of discounts, concessions or commissions to be received from us, from the purchasers of the shares of common stock or from both us and the purchasers. Any underwriters, dealers, agents or other investors participating in the distribution of the shares of common stock may be deemed to be “underwriters,” as that term is defined in the Securities Act of 1933, as amended (the “Securities Act”), and compensation and profits received by them on sale of the shares of common stock may be deemed to be underwriting commissions, as that term is defined in the rules promulgated under the Securities Act.

Each time shares of our common stock are offered by this prospectus, the prospectus supplement, if required, will set forth:

•	The name of any underwriter, dealer or agent involved in the offer and sale of the shares of common stock;

•	The terms of the offering;

•	Any discounts, concessions or commissions and other items constituting compensation received by the underwriters, broker-dealers or agents;

•	Any over-allotment option under which any underwriters may purchase additional shares of common stock from us;

•	Any initial public offering price;

•	Any discounts or concessions allowed or reallowed or paid to dealers; and

•	The anticipated date of delivery of the shares of common stock.

The shares of our common stock may be sold at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The distribution of shares of common stock may be effected from time to time in one or more transactions, by means of one or more of the following transactions, which may include cross or block trades:

•	Transactions on the NASDAQ Capital Market or any other organized market where the common stock may be traded;

•	In the over-the-counter market;

•	In negotiated transactions;

•	Under delayed delivery contracts or other contractual commitments; or

•	A combination of such method of sale.

If underwriters are used in a sale, shares of our common stock will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions. Our common stock may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of shares of our common stock, an underwriting agreement will be executed with the underwriter or underwriters at the time an agreement for the sale is reached. This prospectus and the prospectus supplement will be used by the underwriters to resell the shares of our common stock.

In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the offering proceeds from any offering pursuant to this prospectus and any applicable prospectus supplement.

To comply with the securities laws of certain states, if applicable, the shares of common stock offered by this prospectus will be offered and sold in those states only through registered or licensed brokers or dealers.

Agents, underwriters and dealers may be entitled under agreements entered into with us to indemnification by us against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by us to payments they may be required to make in respect of such liabilities. The prospectus supplement will describe the terms and conditions of such indemnification or contribution. Some of the agents, underwriters or dealers, or their respective affiliates may be customers of, engage in transactions with or perform services for us in the ordinary course of business. We will describe in the prospectus supplement naming the underwriter the nature of any such relationship.

Certain persons participating in the offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. We make no representation or prediction as to the direction or magnitude of any effect that such transactions may have on the price of the shares of common stock. Any such activities will be described in the applicable prospectus supplement.

LEGAL MATTERS

The validity of the common stock offered in this prospectus will be passed upon for us by Mayer Brown LLP.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended February 28, 2011 have been so incorporated in reliance on the report of Crowe

Horwath LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of OCZ Technology Group, Inc. and subsidiaries for the fiscal year ended February 28, 2009 have been included in this prospectus and in the registration statement in reliance upon the reports of Crowe Clark Whitehill LLP (On October 1, 2010, Horwath Clark Whitehill LLP changed its name to Crowe Clark Whitehill LLP), which is an independent registered public accounting firm, as stated in their report dated May 1, 2009, which is incorporated by reference herein, and such consolidated financial statements have been so incorporated by reference herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC (such registration statement, together with all amendments and exhibits thereto, being hereinafter referred to as the “Registration Statement”) under the Securities Act, for the registration of the shares of common stock that may be offered and sold hereunder. This prospectus does not contain all the information set forth in the Registration Statement; certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is hereby made to the Registration Statement which contains further information with respect to us and our common stock. Statements herein concerning the provisions of documents filed as exhibits to the Registration Statement are necessarily summaries of such documents, and each such statement is qualified by reference to the copy of the applicable document filed with the SEC.

We are subject to the reporting requirements of the Exchange Act, and in accordance therewith file reports, including annual and quarterly reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at the SEC’s Public Reference Room, 100 F Street, NE, Washington, D.C. 20549 on official business days during the hours of 10:00 a.m. to 3:00 p.m. Please call the SEC at 1-800- SEC-0330 for more information about the operation of the Public Reference Room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. The website, and, except as expressly incorporated herein, the information contained therein, is not a part of this prospectus.

You may obtain a copy of any of our filings, at no cost, by writing or telephoning us at:

6373 San Ignacio Avenue

San Jose, California 95119

(408) 733-8400

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are “incorporating by reference” certain documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus. Statements contained in documents that we file with the SEC and that are incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus, including information in previously filed documents or reports that have been incorporated by reference in this prospectus, to the extent the new information differs from or is inconsistent with the old information.

We have filed the following documents with the SEC and they are incorporated herein by reference as of their respective dates of filing:

•	Our Annual Report on Form 10-K for the fiscal year ended February 28, 2011, as filed with the SEC on May 17, 2011, and Amendment No. 1 thereto on Form 10-K/A, as filed with the SEC on May 31, 2011.

•

Our Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2011, as filed with the SEC on July 15, 2011, and our Form 10-Q for the quarterly period ended August 31, 2011, as filed with the SEC on October 12, 2011, and Amendment No. 1 thereto on Form 10-Q/A, as filed with the SEC on October 13, 2011.

•

Our Current Reports on Form 8-K, as filed with the SEC on March 18, 2011, March 28, 2011, as amended by our Current Report on Form 8-K/A filed with the SEC on June 3, 2011, April 13, 2011, April 25, 2011, September 30, 2011 and October 28, 2011 (other than documents or portions of those documents not deemed to be filed).

•

The description of our common stock contained in our Registration Statement on Form 10, registering our common stock pursuant to Section 12(g) of the Exchange Act, File No. 000-53633, filed with the SEC on September 30, 2009, including any amendment or report filed for the purpose of updating such description.

•	Our Registration Statement on Form 8-A filed with the SEC on November 2, 2011, registering the Preferred Stock Purchase Rights under Section 12(b) of the Exchange Act.

We also incorporate by reference all documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15 (d) of the Exchange Act (i) on or after the date of filing of this registration and statement and before its effectiveness and (ii) on or after the effective date of this registration statement and prior to the sale of all shares of common stock to which this prospectus relates or the termination of the registration statement. Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC.

Any statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is also incorporated in this prospectus modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us at:

6373 San Ignacio Avenue

San Jose, California 95119

(408) 733-8400

You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any prospectus supplement or that we have specifically referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.